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                                        October 24, 2005

BY FACSIMILE AND HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

          RE: Brookdale Senior Living Inc.
              Registration Statement on Form S-1 (File No. 333-127372)

Ladies and Gentlemen:

          On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), enclosed herewith are selected pages from the Company's Registration Statement referenced above. The changes reflected in the enclosed are made further to the letter addressed to you on October 20, 2005, in response to a conference call on October 19, 2005 with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP, and the letter from the Staff dated October 21, 2005.

          The Company would like to be in a position to commence the marketing of its securities this Wednesday October 26 and therefore, respectfully requests that it receive any additional comments with respect to the subject matters of this letter as soon as the Staff is able. The Company plans to file Amendment No. 3 to the Registration Statement with the Commission, which will include the enclosed, prior to commencing the marketing of the securities.

                                    * * * * *

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          Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

                                        Very truly yours,

                                        /s/ Joseph A. Coco
                                        ----------------------------------------
                                        Joseph A. Coco, Esq.

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our "Selected Combined Historical Financial And Operating Data" and combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Please see "Cautionary Statement Regarding Forward-Looking Statements" for more information. Factors that could cause such differences include those described in "Risk Factors" and elsewhere in this prospectus.

EXECUTIVE OVERVIEW

     We are the third largest operator of senior living facilities in the United States based on total capacity with 380 facilities in 32 states and the ability to serve over 30,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of September 30, 2005, we operated 81 independent living facilities with 14,619 units, 291 assisted living facilities with 12,342 beds, seven continuing care retirement communities, or CCRCs, with 3,005 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of September 30, 2005, our facilities were on average 89.1% occupied. We generate over 96% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. As of September 30, 2005, we are in compliance with the financial covenants of our debt and lease agreements. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the three months ended June 30, 2005, 21.5% of our revenues were generated from owned facilities, 78.0% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.

     We were formed in June 2005 for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra. BLC and Alterra have been operating independently since 1986 and 1981, respectively. Since December 2003, BLC and Alterra have been under the common control of Fortress.

     We plan to grow our revenue and operating income through a combination of:
(i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including those created by the BLC and Alterra combination. Given the size and breadth of our nationwide platform, we believe that we are well positioned to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living, CCRC and skilled nursing assets. Since January 2001, we have begun leasing or acquired the ownership or management of 53 senior living facilities with approximately 11,100 units/beds. In 2005, we acquired 15 senior living facilities with 4,077 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and two additional facilities with an aggregate of 422 units/beds, which were sold in the third quarter of 2005, one of which we continue to manage.

     Our senior living facilities offer residents a supportive "home-like" setting, assistance with activities of daily living, or ADLs, and, in a few facilities, licensed skilled nursing services. By providing residents with a range of service options as their needs change, we provide greater continuity of care, enabling seniors to "age-in-place" and thereby maintain residency with us for a longer period of time. The ability of residents to age-in-place is also beneficial to our residents and their families who are burdened with care decisions for their elderly relatives.


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     Our independent living facilities' target residents are senior citizens age
70 and older who desire or need a more supportive living environment. The average independent living resident resides in an independent living facility for 30 months. Many of our residents relocate to one of our independent living facilities in order to be in a metropolitan area that is closer to their adult children. Our assisted living facilities' target residents are predominantly female senior citizens age 85 and older who require assistance with two or three ADLs. The average assisted living resident resides in an assisted living facility for 21 months. Residents typically enter an assisted living facility due to a relatively immediate need for services that might have been triggered by a medical event or need.


     Overbuilding in the late 1990s in the senior living industry put downward pressure on the occupancy rates and the resident fees of certain senior living providers. The slowdown in construction and lack of construction financing since 1999 has led to a reduction in the supply of new units being constructed. Growing demand for senior living services has resulted in a recent trend towards increasing occupancy rates and resident fees for operators of existing facilities.


     Growing consumer awareness among seniors and their families concerning the types of services provided by independent and assisted living operators has further contributed to the opportunities in the senior living industry. Also, seniors possess greater financial resources, which makes it more likely that they are able to afford to live in market-rate senior housing. Seniors in the geographic areas in which we operate tend to have a significant amount of assets generated from savings, pensions and, due to strong national housing markets, the sale of private homes.

     Challenges in our industry include increased state and local regulation of the assisted living industry, which has led to an increase in the cost of doing business; the regulatory environment continues to intensify in the amount and types of laws and regulations affecting us, accompanied by an increase by state and local officials in enforcement thereof. In addition, like other companies, our financial results may be negatively impacted by increasing employment costs including salaries, wages and benefits, such as health care, for our employees. Increases in the costs of utilities and real estate taxes will also have a negative impact on our financial results.

FORMATION TRANSACTIONS


     We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra. The combination of these two companies created a nationwide operating platform to grow our existing portfolio, realize economies of scale and add to our existing portfolio through strategic acquisitions of existing assets and/or senior living portfolios. In connection with the combination of BLC and Alterra, we have negotiated new contracts for food, insurance and other services and will reduce the size of our corporate workforce through a consolidation of corporate functions such as accounting, finance, human resources and legal, which are collectively expected to result in recurring operating and general and administrative expense savings, net of additional recurring costs expected to be incurred as a public company, of between approximately $11.0 million and $13.0 million per year. We began to realize these savings upon completion of the formation transactions in September 2005.


     In addition to the combination of BLC and Alterra, Fortress sold the Prudential Portfolio to Alterra in exchange for membership interests in FEBC-ALT Investors and merged the Fortress CCRC Portfolio with and into a wholly-owned subsidiary of the Company in exchange for shares of our common stock. Alterra purchased the Prudential Portfolio to expand its western presence and to strengthen its overall financial position. These portfolios together consisted of 17 senior living facilities with an aggregate of 4,499 units, of which two facilities with an aggregate of 422 units/beds were sold on July 1, 2005 and September 14, 2005, for $2.5 million and $9.0 million, respectively, and the proceeds of which were contributed to us in the series of formation transactions described in "Business -- History." An affiliate of BLC will continue to manage one of these facilities. All of the preceding were purchased in the second and third quarter of 2005 by affiliates of Fortress.


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     As a holding company, subsequent to the formation transactions we will own
100% of the outstanding stock and membership interests of the operating companies of our business. The current shareholders of the operating companies will contribute their ownership interests to us in exchange for shares of our common stock. For financial reporting purposes, the Fortress entities that own the stock or membership interests in the operating companies are considered the control group as defined under paragraph 3 of EITF No. 02-5, "Definition of 'Common Control' in relation to FASB Statement No. 141." Accordingly, the combined financial statements reflect the historical cost of the operating companies. Upon the completion of the offering, the non-controlling minority interests will be accounted for as a purchase in accordance with SFAS No. 141.

     As a result of these transactions we are the third largest operator of senior living facilities in the United States based on total capacity.


OPERATING SEGMENTS



     We operate in three distinct business segments: retirement centers, free-standing assisted living communities, and management services.



     Retirement Centers. We operate large continuing care retirement centers and independent living facilities which we refer to as retirement centers, that provide a continuum of services, including independent living, assisted living, Alzheimer's, memory enhancement and skilled nursing care. Our retirement centers include rental facilities and three entrance fee facilities. We also provide various ancilliary services to our retirement center residents, including extensive wellness programs and therapy services for all levels of care. Our retirement centers are large, often campus style or high-rise settings, with an average unit capacity of _____ units/beds. These communities generally maintain high and consistent occupancy levels, many with waiting lists of prospective residents. Our retirement centers comprise 70 of the 380 facilities that we operate, with unit/beds capacity of 14,631, representing approximately 49% of the total unit capacity of our communities.



     Free-standing Assisted Living Communities. Our free-standing assisted living communities provide specialized assisted living care to residents in a comfortable residential atmosphere. Most of the free-standing assisted living communities provide specialized care such as Alzheimer's, memory enhancement and other dementia programs. These facilities are designed to provide care in a homelike setting, as opposed to a more institutional setting. Our free-standing assisted living facilities target residents generally requiring assistance with two or three ADL's. Our free-standing assisted living communities are much smaller than our retirement centers and have an average unit capacity of 44 units. We operate 290 free-standing assisted living facilities, with unit/bed capacity of approximately 12,292, representing approximately 41% of the total unit capacity of our facilities.



     Management Services. Our management services segment includes 16 retirement centers owned by others and operated by us under management agreements. Under our management agreements for these facilities, we receive management fees as well as reimbursed expense revenues, which represent the reimbursement of certain expenses we incur on behalf of the owners. These 16 facilities have 3,241 units/beds, representing approximately 11% of the total unit/bed capacity of our facilities.


REVENUES

     We generate all of our revenues from resident fees, entrance fees and management fees. For each of the three and six months ended June 30, 2005 and the year ended December 31, 2004, approximately 99.5% and 0.5% of our revenues were generated from resident fees and management fees, respectively. In addition, we generated a small amount of revenue from entrance fees, which accounted for less than 0.1% of our revenues for these periods.

     We derive 96% of our resident fees from private pay sources. Our resident fees are paid, on a monthly basis in advance, by residents, their families or other responsible parties, typically out of


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personal income, assets or other savings. As a result, economic downturns or changes in demographics, among other things, could impact our ability to charge and collect resident fees. Ancillary charges are billed in arrears.

     RESIDENT FEES. We generate resident fee revenue on a monthly basis from each resident in each facility that we own and operate or lease and operate. The rates we charge are highly dependent on local market conditions and the competitive environment in which the facilities operate. Substantially all of our independent and assisted living residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than 12 or 13 months, or monthly, respectively, thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any such pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. In addition, regulations governing assisted living facilities in several states stipulate that each resident must have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, a majority of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days' notice. Our independent living facilities generally allow residents to terminate their leases upon the need for a higher level of care not provided at the facility or death. Upon termination of a lease, the resident is usually obligated to pay rent for the lesser of 60 days after he or she vacates the unit or until the unit is rented by another resident.

     On average, for the three and six months ended June 30, 2005, we generated resident fees of approximately $2,903 and $2,892 per unit/bed per month, or $34,836 and $34,704 per unit/bed on an annual basis, respectively, and for the three months and six months ended June 30, 2004, we generated resident fees of approximately $2,826 and $2,824 per unit/bed per month, or $33,912 and $33,888 per unit/bed on an annual basis, respectively. For the three and six months ended June 30, 2005 and June 30, 2004, we generated approximately $192.3 million and $162.6 million, respectively, in resident fee revenue. For the years ended December 31, 2004 and 2003, we generated approximately $657.3 million and $217.2 million, respectively, in resident fee revenue. The increases were attributable to the inclusion of Alterra, effective December 1, 2003, the leasing of 15 properties from Ventas during the first half 2004, and improved operations at our same store facilities.

     ENTRANCE FEES. In three of our CCRC facilities, independent living residents pay an entrance fee upon moving into the facility in addition to a monthly fee. We have two types of entrance fee arrangements, as described below.

     In two of our facilities, a portion of the entrance fee is generally non-refundable and a portion is refundable. The non-refundable portion of the fee is initially recorded as deferred revenue and amortized to revenue over the estimated stay of the resident in the facility. The refundable portion of the fee is generally refundable upon the resale of the unit, or in certain agreements upon resale of a comparable unit or 12 months after the resident vacates the unit. Amounts payable from resale of the unit or a comparable unit are classified as current liabilities. Based on market conditions and resident preferences we periodically review our entrance fee arrangements to determine the amount of the fee and the allocation between the refundable and non-refundable portions.

     In one facility the entrance fee is refundable to the resident pro rata over a 67-month period. Accordingly, the fee is amortized to revenue over 67 months. If the resident vacates the unit, the refundable portion is classified as a current liability.

     For each of the three and six months ended June 30, 2005, we received $1.3 million of entrance fees and refunded $0.3 million. Of the amount received, $0.3 million is deferred and amortized and $1.0 million is refundable to the resident generally upon resale of the unit or a comparable unit.

     MANAGEMENT FEES. Management fees are monthly fees that we collect from owners of facilities for which we are the manager. Management fees typically range from 2.8% to 5.0% of the


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facility's total gross revenues. All management fees are recognized as revenues when services are provided. For the three and six months ended June 30, 2005 and June 30, 2004, we earned approximately $0.9 million and $1.8 million, and $0.6 million and $1.6 million, respectively, in management fee revenue. For the years ended December 31, 2004 and December 31, 2003, we earned approximately $3.5 million and $5.4 million, respectively, in management fee revenue. Management fee revenues decreased primarily due to the lease of the 14 facilities from Ventas during the quarter ended March 31, 2004, that were previously managed by us, offset by the additional nine facilities for which we took over management in August and December 2004.

     The terms of our management agreements generally range from one to three years and can be cancelled by the property owners for cause, sale of the facility or upon 30 to 60 days' notice at renewal.

OPERATING EXPENSES

     We classify our operating expenses into the following categories: (i) facility operating expenses, which include labor, food, marketing and other direct facility expenses, insurance and real estate taxes; (ii) general and administrative expenses, which primarily include the cost to staff and maintain our corporate headquarters and other overhead costs; (iii) facility lease payments; and (iv) depreciation and amortization.

ALTERRA REORGANIZATION

     In the second half of 2000, two issues emerged that had a materially adverse effect on Alterra's liquidity. First, costs associated with operating Alterra's residences, labor and liability insurance costs in particular, increased significantly in the second half of 2000. Labor costs increased due to an increase in demand for skilled nursing professionals and an overall low unemployment rate. The costs of obtaining liability insurance increased due to an increase in the number of professional liability claims. Second, due both to a generally unfavorable financing market for assisted living residences and the declining credit fundamentals at both the residence and corporate level, Alterra was unable to complete its anticipated financing transactions in 2000 and 2001. Declining credit fundamentals relates to a reduction in Alterra's liquidity position and negative equity value caused by its inability to meet the projections in its business plan. These declining credit fundamentals and its assessment of future market conditions caused management to decide to reorganize its business under Chapter 11 (as discussed below). Throughout 2000 and 2001, Alterra sought to implement several strategic initiatives designed to strengthen its balance sheet and to enable management to focus on stabilizing and enhancing its core business operations. The principal components of these strategic initiatives included (i) discontinuing its development activity; (ii) reducing its use of and reliance upon joint venture arrangements; (iii) reducing the amount of outstanding debt; and (iv) focusing on improving its cash flow.

     On January 22, 2003, Alterra filed a voluntary petition with the Bankruptcy Court to reorganize under Chapter 11 of the Bankruptcy Code. Alterra believed that its Chapter 11 Filing was an appropriate and necessary step to conclude its reorganization initiatives commenced in 2001.

     On November 26, 2003, the United States Bankruptcy Court for the District of Delaware entered an order confirming Alterra's Second Amended Plan of Reorganization, or the Plan. Alterra executed an Agreement and Plan of Merger, or the Merger Agreement, with FEBC-ALT Investors pursuant to which FEBC-ALT Investors purchased 100% of the common stock of Alterra upon emergence from the Chapter 11 bankruptcy proceeding. FEBC-ALT Investors is a limited liability company and the following entities are its members. FIT-ALT Investor LLC, an affiliate of Fortress, or FIT-ALT Investor; Emeritus; and NW Select. Prior to Alterra's bankruptcy, there was no relationship between Alterra and Emeritus, NW Select or Fortress. However, Daniel R. Baty, an affiliate of Emeritus and NW Select, through his affiliates, participated in an investment in convertible debt of Alterra prior to the bankruptcy which was expunged in the bankruptcy proceedings. Pursuant to the Merger Agreement, FEBC-ALT Investors was capitalized with $76.0 million, including (i) a


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$15.0 million senior loan to FEBC-ALT Investors from an affiliate of Fortress
Investment Trust II, or FIT II, a private equity fund, and (ii) $61.0 million of aggregate equity contributions. FIT II provided approximately 75% of the equity investment to FEBC-ALT Investors and was entitled to appoint a majority of the directors of Alterra. Emeritus and NW Select provided the remaining equity capital to FEBC-ALT Investors and each was entitled to appoint one director. The merger consideration was used to fund (i) costs of Alterra's bankruptcy and reorganization and to provide for the working capital and other cash needs of Alterra and (ii) a distribution to the unsecured creditors. In connection with the execution of the Merger Agreement, Emeritus and FIT II delivered a Payment Guaranty to Alterra pursuant to which Emeritus and FIT II guaranteed up to $6.9 million and $69.1 million, respectively, of the merger consideration.

     Alterra emerged from bankruptcy on December 4, 2003, which we refer to as the Effective Date. Since FEBC-ALT Investors purchased Alterra in December 2003, a number of actions have been taken in an effort to resolve the issues which led to Alterra's bankruptcy filing. These actions included, but were not limited to,
(i) implementing the various strategic initiatives that were begun by management in 2000 and 2001 described above, (ii) selling or otherwise disposing of more than 200 facilities and vacant land parcels that either generated negative cash flow or were in non-strategic markets (with the proceeds from most of these sales being used to pay down existing debt or reduce other liabilities), and
(iii) reducing recurring general and administrative expenses by approximately $15.2 million. We believe these initiatives have adequately addressed the problems that resulted in the bankruptcy.

     Prior to the execution of the Merger Agreement, Alterra was a publicly traded company. Public holders of Alterra's common stock prior to Alterra's bankruptcy received no payment or equity interest in exchange for their common stock following the company's emergence from bankruptcy.

     Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims was approximately $23.0 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which was to be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Alterra has distributed all of the approximately $23.0 million. Certain liabilities deemed subject to compromise were subsequently repaid by Alterra, pursuant to the Plan.

     The working capital settlement between Alterra and the committee of unsecured creditors was finalized and approved by the Bankruptcy Court on December 29, 2004, for a total fixed distributable amount of $2.5 million. Through June 30, 2005, $1.0 million has been distributed. Payment of the remaining distributable amount will be made when all unsecured claims are determinable and liquidated, which is expected to occur by the end of 2005.

     On the Effective Date, Alterra adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, Alterra adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, Alterra adjusted its assets and liabilities to their fair values as of December 1, 2003. Alterra's reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of post-bankruptcy Alterra plus the post-emergence liabilities existing at the reorganization date of December 4, 2003. To the extent the fair value of its tangible and identifiable intangible assets, net of liabilities, exceeded the reorganization value, the excess was recorded as a reduction of the amount allocated to property, plant and equipment and intangible assets.

ACQUISITIONS AND DISPOSITIONS

     Our financial results are impacted by the timing, size and number of acquisitions, leases and sale-leasebacks we complete in a period. Since January 2001, the number of facilities we owned or leased increased by 39, which resulted in an increase of approximately 8,300 units/beds, for an


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aggregate purchase price or lease value of approximately $802.8 million
(including two facilities held for sale, which were sold at no gain or loss on July 1, 2005 and September 14, 2005 for $2.5 million and $9.0 million, respectively). During this time period, we managed an additional 14 facilities with approximately 2,800 units/beds for a total of 53 facilities with approximately 11,100 units/beds that we began to own, lease or manage since January 2001.

     During the fourth quarter of 2004, we completed a sale-leaseback with Provident Senior Living Trust, or Provident, whereby we sold 68 facilities (which included 6,819 units/beds) to Provident for an aggregate sales price of $982.8 million and leased the facilities back through October 31, 2019 and December 31, 2019 with extension rights at our option. On June 7, 2005, Ventas announced that it had completed the acquisition of Provident pursuant to the terms of the Agreement and Plan of Merger, dated as of April 12, 2005, under which Provident was merged with and into a wholly-owned subsidiary of Ventas.

     During the first quarter of 2004, the limited partnerships that owned 14 facilities in which our subsidiaries had general and limited partnership interests sold these facilities to affiliates of Ventas for an aggregate sales price of $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, certain of our subsidiaries entered into agreements to lease the 15 facilities (which included 2,215 units/beds) from Ventas pursuant to either a master lease or individual leases (collectively, the Ventas Leases).

     On May 1, 2002, we leased seven facilities, which included 1,477 units/beds, from an affiliate of Capstead Mortgage Corporation, or Capstead, which at the time was an affiliate of Fortress. In November 2002, Capstead sold one facility (which contained 83 units/beds) and adjusted the lease payment.

     Asset dispositions consist of assisted living facilities and land parcels identified during Alterra's bankruptcy as non-core assets that have been classified as held for sale. For the years ended December 31, 2004 and 2003, Alterra disposed of 13 facilities and land parcels that included 790 units/beds and nine facilities and land parcels that included 551 units/beds, respectively.

FINANCIAL DEVELOPMENTS

     The following are certain changes in our financial results that have occurred or that we expect to occur for the remainder of 2005 and beyond, as compared to our prior years' results.


     On August 5, 2005, pursuant to the restricted securities plans described more fully in "Management -- Equity Incentive Plans -- Employee Restricted Stock Plans," BLC issued 988 shares of its common stock and FEBC-ALT Investors issued 3.33% of its membership interests to certain of BLC's and Alterra's executives, in each case, subject to equitable adjustment upon the occurrence of certain corporate transactions or events. Upon the completion of the series of formation transactions described in "Business -- History," all shares of BLC common stock and FEBC-ALT Investors membership interests were automatically converted into shares of our common stock. The shares and membership interests granted pursuant to the restricted securities plans had an aggregate value of approximately $16.3 million based on a contemporaneous valuation. In connection with the initial grant we paid the executives a cash bonus of $6.4 million to reimburse them for Federal and state income taxes. We determined the fair value of the shares of BLC and membership interests of FEBC-ALT Investors issued to executives on August 5, 2005 by evaluating the amount a seller would receive in connection with the sale of such shares or membership interests. This evaluation was based on the assumption that such a sale was made following arm's length negotiations with the buyer having full access to information regarding such shares or membership interests. In addition we assumed that neither the buyer nor the seller was under a compulsion to execute the transaction. For purposes of this evaluation, we treated each of BLC and FEBC-ALT Investors as a going concern. We also calculated the value of the securities issued on a non-marketable, minority interest basis. The difference between the fair value as of the date of each grant and the estimated IPO price could be attributed to, among other things, the consummation of



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the formation transactions described in "Business -- History," the estimated synergies or cost savings resulting from the formation transactions and any premium associated with this offering. In connection with the initial grant, we adopted SFAS 123R and recorded compensation expense based on the fair value of the stock of BLC and membership interests of FEBC-ALT Investors. Upon completion of the formation transactions described in "Business -- History," the executives exchanged their stock in BLC and their membership interests in FEBC-ALT Investors for stock of the Company. Assuming an initial public offering price of $18.00 per share, the mid-point of the range, we will record compensation expense of $17.5 million.


     On March 30, 2005, we refinanced the construction loans secured by five facilities with new construction loans in the aggregate amount of $182.0 million, bearing interest at 30-day LIBOR plus 3.05% to 5.60% (weighted average 3.50%), payable in monthly installments of interest only through the maturity of April 1, 2008. The loans can be extended for two additional one-year terms (subject to certain performance covenants and payment of an annual extension fee of .25%). See "Description of Indebtedness -- Guaranty Bank Mortgage Loan."

     In connection with the funding of the loans, we entered into interest rate swaps with a notional amount of $182.0 million to hedge the floating-rate debt payments, for which we pay an average fixed rate of 4.64% and receive 30-day LIBOR from the counterparty. The interest rate swaps are comprised of a $145.0 million notional amount for seven years and a $37.0 million notional amount for three years. In connection with the swaps we posted approximately $2.3 million as collateral with the counterparty and are required to post additional collateral based on changes in the fair value of the swaps. The swaps are recorded as cash flow hedges.

     On March 28, 2005, we entered into a seven-year interest rate swap with a notional amount of $70.0 million to hedge $72.2 million of floating-rate debt, pursuant to which we pay a fixed rate of 4.70% and receive 30-day LIBOR from the counterparty. The balance of the floating-rate debt will be hedged by a redesignation of the hedge of $2.2 million currently in place with respect to debt secured by the Fortress CCRC Portfolio.

     On April 5, 2005, we acquired the Fortress CCRC Portfolio for $210.5 million, including closing costs and including the assumption of $24.4 million of refundable entrance fees. The acquisition was financed with $105.8 million of variable-rate debt payable interest-only through maturity. In connection with the financing, we entered into an interest rate swap that effectively converted the debt from floating to a fixed rate of 6.615%.

     In June and July 2005 we acquired the Prudential Portfolio for $285.8 million, including closing costs and excluding the swap termination payment discussed below. The acquisition was financed with $171.0 million of debt bearing interest at 5.38% payable interest-only for the first five years and then principal and interest until maturity in 2012. Prior to the acquisition we entered into a $170.0 million forward swap to hedge the anticipated floating-rate debt under which we paid 4.6375% and received 30-day LIBOR. At closing in June and July 2005, we obtained fixed-rate financing and terminated the swap for an aggregate payment of $2.6 million.

     We plan to repay $61.6 million and $2.2 million of indebtedness and temporary lessor advances, respectively, with a portion of the proceeds of this offering. Offsetting this amount is $13.0 million of debt we expect to incur in connection with the purchase of six facilities (which include 237 units/beds) pursuant to a purchase option in our lease with Omega Healthcare Investors, Inc. and certain of its affiliates. See "Use of Proceeds." The net effect of these transactions will be to reduce our annual interest and lease expense by $5.1 million on an annual basis.

     As a new public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company related to corporate governance, Securities and Exchange Commission, or SEC, reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compliance with the various provisions of the Sarbanes-Oxley

Act of 2002. In particular, we expect to incur significant incremental expenses associated with Sarbanes-Oxley Section 404 compliance documentation and remediation. In addition, as a New York Stock Exchange-listed company, we are required to establish an internal audit function, as a result of which we will incur additional costs. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We expect the legal, accounting and other expenses that we will incur as a public company to result in general and administrative costs of approximately $4.1 million in 2006 and approximately $2.5 million thereafter on an annual basis. We expect to fund these additional costs using cash flows from operations and from financing activities such as this offering and additional indebtedness, including availability under our expected lines of credit.

     As of September 30, 2005, our facilities were 89.1% occupied. We expect to maintain and increase these occupancy levels due to the projected demand for senior living services; however, there can be no assurance that we will maintain or increase this occupancy level or the resident fees we charge for our services. Due to the stable nature of our portfolio, we do not expect to add significant personnel to our facilities as occupancy increases; however, we are subject to wage and benefit cost increases as we strive to attract and retain skilled management and staff at our facilities. In addition, we are subject to increases in other operating expenses such as: real estate taxes, as the taxing authorities are under increasing pressure to raise revenues; utilities, as a result of the recent oil shortages and supply problems; and insurance costs.

     General and administrative costs have increased primarily due to the inclusion of Alterra in our operations, effective December 1, 2003, and the increase in the number of properties we own, lease and manage. During 2005, we purchased the Fortress CCRC Portfolio (8 facilities with 3,238 units/beds of which 825 are resident-owned cottages managed by us; we sold two of these facilities in the third quarter of 2005, one of which we continue to manage) and the Prudential portfolio (9 facilities with 1,261 units/beds). Each of these acquisitions required us to add incremental corporate staff to oversee these facilities, and we expect to incur similar incremental and general and administrative costs in the future as we acquire additional senior housing facilities.

     Historically we have leased facilities under long-term leases. We intend to finance our future acquisitions primarily through a combination of traditional mortgage debt and equity and to reduce our use of sale-leaseback transactions. As a result, we expect the overall percentage of our revenues derived from our leased portfolio to decline. From a business standpoint, there is no fundamental difference in the way we manage the operations of our leased versus owned facilities, while from a financial standpoint, financing future acquisitions with traditional mortgage financing and equity is expected to generate more cash flow to distribute to our stockholders and the opportunity to generate additional proceeds from future refinancing opportunities.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED JUNE 30, 2005 TO THE THREE MONTHS ENDED JUNE 30, 2004

     The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of those items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000's). Our results reflect the inclusion of Fortress CCRC and FIT REN in our operations effective April and June 2005, respectively.


                                                                                              INCREASE    % INCREASE
                                                                         2005       2004     (DECREASE)   (DECREASE)
                                                                       --------   --------   ----------   ----------
Statement of Operations Data:
Revenue
Resident fees:
   Retirement centers ..............................................   $ 92,550   $ 70,887   $  21,663        30.6%
                                                                       --------   --------   ---------     -------
   Free standing assisted living ...................................     99,800     91,751       8,049         8.8%
                                                                       --------   --------   ---------     -------
                                                                        192,347    162,638      29,709        18.3%
                                                                       --------   --------   ---------     -------
Management fees ....................................................        945        582         363        62.4%
Amortization at deferred entrance fee revenue ......................          3         --           3         N/A
                                                                       --------   --------   ---------     -------
   Total revenues ..................................................    193,295    163,220      30,075        18.4%
                                                                       --------   --------   ---------     -------
Expenses
Facility operating:
   Retirement centers ..............................................     57,446     42,514      14,932        35.1%
                                                                       --------   --------   ---------     -------
   Free standing assisted living ...................................     65,037     59,386       5,651         9.5%
                                                                       --------   --------   ---------     -------
                                                                        122,483    101,900      20,583        20.2%
                                                                       --------   --------   ---------     -------
Lease expense ......................................................     47,091     20,665      26,426       127.9%
General and administrative .........................................     10,980     10,137         843         8.3%
Depreciation and amortization ......................................     10,208     14,382      (4,174)     (29.0)%
                                                                       --------   --------   ---------     -------
   Total operating expenses ........................................    190,762    147,084      43,678        29.7%
                                                                       --------   --------   ---------     -------
   Income from operations ..........................................      2,533     16,136    (13,603)      (84.3)%
Interest income ....................................................        680        159         521       327.7%
Interest expense:
   Debt ............................................................    (11,188)   (17,443)      6,255        35.9%
   Change in fair value of derivatives .............................         85      7,951      (7,866)      (98.9)%
Equity in earnings (loss) of unconsolidated ventures, net
   of minority interests ...........................................       (258)       (97)       (161)     (166.0)%
Other ..............................................................       (657)       (76)       (581)     (764.5)%
                                                                       --------   --------   ---------     -------
Loss before income taxes ...........................................     (8,805)     6,630     (15,435)     (232.8)%
                                                                       --------   --------   ---------     -------
(Provision) benefit for income taxes ...............................        (19)    (4,294)      4,275        99.6%
Income (loss) before minority interest .............................     (8,824)     2,336     (11,160)     (477.7)%
                                                                       --------   --------   ---------     -------
Minority Interest ..................................................      2,939         46       2,893     6,289.1%
                                                                       --------   --------   ---------     -------
Income (loss) before discontinued operations .......................     (5,885)     2,382      (8,267)     (347.1)%
                                                                       --------   --------   ---------     -------
Discontinued operations ............................................          4       (206)        210       101.9%
                                                                       --------   --------   ---------     -------
   Net income (loss) ...............................................   $ (5,881)  $  2,176   $  (8,057)     (370.3)%
                                                                       ========   ========   =========     =======
Selected Operating and Other Data:
Number of facilities (at end of period) ............................        380        360          20         5.6%
Total units/beds operated(1) .......................................     30,164     24,563       5,601        22.8%
   Owned/leased facilities units/beds ..............................     27,106     22,540       4,566        20.3%
   Owned/leased facilities occupancy rate:
   Period end ......................................................       88.1%      86.7%        1.4%        1.6%
   Weighted average ................................................       88.3%      86.5%        1.8%        2.1%
Average monthly revenue per unit/bed(3) ............................   $  2,903   $  2,826   $      77         2.7%

                                                                                              INCREASE    % INCREASE
                                                                         2005       2004     (DECREASE)   (DECREASE)
                                                                       --------   --------   ----------   ----------
Selected Segment Operating and Other Data:
   Retirement Centers:
      Number of Facilities (period end) ............................        74         58         16        27.6%
                                                                        ------     ------      -----        ----
      Total units/beds .............................................    14,631     10,248      4,383        42.8%
                                                                        ------     ------      -----        ----
      Occupancy Rate
         Period end ................................................      90.2%      91.1%      (0.9)%      (1.0)%
                                                                        ------     ------      -----        ----
         Weighted average ..........................................      90.6%      90.0%       0.6%        0.7%
                                                                        ------     ------      -----        ----
      Average monthly rate per unit/bed(3) .........................     2,739      2,609        130         5.0%
                                                                        ------     ------      -----        ----

   Free standing assisted living:
      Number of Facilities (period end) ............................       290        290         --          --
                                                                        ------     ------      -----        ----
      Total units/beds .............................................    12,292     12,292         --          --
                                                                        ------     ------      -----        ----
      Occupancy/Rate
         Period end ................................................      86.5%      83.1%       3.4%        4.1%
                                                                        ------     ------      -----        ----
         Weighted average ..........................................      86.3%      83.5%       2.8%        3.4%
                                                                        ------     ------      -----        ----
      Average monthly rate per unit/bed(3) .........................     3,135      2,978        157         5.3%
                                                                        ------     ------      -----        ----
   Managed:
      Number of Facilities (period end) ............................        16         l2          4        33.3%
                                                                        ------     ------      -----        ----
      Total units /beds ............................................     3,241      2,023      1,218        60.2%
                                                                        ------     ------      -----        ----
      Occupancy Rate(2)
         Period end ................................................      84.9%      86.7%      (1.8)%      (2.1)%
                                                                        ------     ------      -----        ----
         Weighted average ..........................................      82.0%      86.0%      (4.0)%      (4.7)%
                                                                        ------     ------      -----        ----
      Average monthly rate per unit/bed(3) .........................     2,364      2,527       (163)       (6.5)%
                                                                        ------     ------      -----        ----


----------
(1) Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2) Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

(3) Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the same stores.

REVENUES

     Our total revenues increased primarily as a result of an increase of $29.7 million, or 18.3%, in resident fees and an increase in management fee revenue of $0.4 million, or 62.4%.


     RESIDENT FEE REVENUE


     Resident fees increased by approximately $8.8 million, or 5.4%, at the 347 facilities we operated during both periods. The remaining increase in resident fee revenue was primarily due to the lease up of four facilities and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations, effective April and June 2005, respectively.


     Retirement center revenue increased $21.7 million, or 30.6%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June 2005, respectively. The inclusion of these facilities offset increases in occupancy and average rate for the 58 facilities operated in the same period in the prior year. The Fortress CCRC Portfolio has a lower average rate as the independent living units/beds at three facilities charge an entrance fee which is deferred and amortized over the expected stay of the resident.



     Free standing assisted living revenues increased $8.0 million, or 8.8%, primarily due to a 2.8% increase in average occupancy and 5.3% increase in average monthly rent per unit/bed.


     MANAGEMENT FEE REVENUE.


     Management fee revenue increased over this period primarily due to the new management agreements entered into during the second half of 2004 partially offset by lower occupancy at several of the new managed facilities.


OPERATING EXPENSES

     The increase in total operating expenses was attributable to the following:
(i) facility operating expenses increased $20.6 million, or 20.2%; (ii) general and administrative expenses increased $0.8 million, or 8.3%; and (iii) lease expenses increased $26.4 million, or 127.9%; which increases were offset by a decrease in depreciation and amortization expenses of $4.2 million, or 29.0%.

     Explanations of significant variances noted in individual line-item expenses for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004 are as follows:


     - The increased facility operating expenses of $20.6 million, or 20.2%, was primarily due to increases in salaries, wages and benefits and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June 2005, respectively.



          Retirement centers operating expense increase $14.9 million, or 35.1%, primarily due to the addition of the Fortress CCRC Portfolio and Prudential Portfolio into our operations effective April and June 2005, respectively. The balance was primarily due to increases in salaries, wages and benefits.



          Free standing assisted living operating expense increased $5.7 million, or 9.5%, primarily due to increases in salaries, wages and benefits as a result of the increased occupancy and level of care provided to residents.


     - General and administrative expenses increased $0.8 million, or 8.3%, primarily as a result of an increase in salaries, wages and benefits, and an increase in the number of employees due to the addition of the new management agreements and acquisition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June 2005, respectively. General and administrative expenses as a percentage of total revenue, including revenue generated by the facilities we manage, was 5.2% and 5.8% for the three months ended June 30, 2005 and 2004, respectively, calculated as follows:

                                                            THREE MONTHS ENDED
                                                                 JUNE 30,
                                                           -------------------
                                                             2005       2004
                                                           --------   --------
Combined resident fee revenues .........................   $192,347   $162,638
Resident fee revenues under management .................     18,837     13,186
                                                           --------   --------
   Total ...............................................   $211,184   $175,824
                                                           ========   ========
General and administrative expenses ....................   $ 10,980   $ 10,137
                                                           ========   ========
General and administrative expenses as of % of total
   revenues ............................................        5.2%       5.8%
                                                           ========   ========

     - Lease expenses increased $26.4 million, or 127.9%, primarily due to the Provident leases that we entered into during the fourth quarter of 2004, including $5.9 million of additional lease expense from straight-line rent expense, partially offset by $2.3 million of deferred gain amortization.

     - Total depreciation and amortization expense decreased by $4.2 million, or 29.0%, primarily due to the Provident sale-leaseback transaction in the fourth quarter of 2004, partially offset by increased depreciation on capital expenditures and leasehold improvements and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June 2005, respectively.

     - Interest income increased $0.5 million, or 327.7%, primarily due to an increase in cash and cash equivalents invested from the Provident transaction proceeds and interest earned on the lease security deposit.

     - Interest expense decreased $1.6 million, or 17.0%, primarily due to approximately $433.6 million of our debt that was assumed by Provident or repaid using proceeds from the sale-leaseback arrangements in the fourth quarter of 2004, offset by an increase related to the change in fair value of interest rate swaps and increased interest rates on floating-rate debt.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 2005 AND THE SIX MONTHS ENDED JUNE 30, 2004

     The following table sets forth, for the periods indicated, a statement of operations items and the amount and percentage of increase or decrease of those items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000's). Our results reflect the inclusion of Fortress CCRC Portfolio and Prudential Portfolio in our operations effective April and June 2005, respectively.


                                                                                        INCREASE    % INCREASE
                                                                   2005       2004     (DECREASE)   (DECREASE)
                                                                 --------   --------   ----------   ----------
Statement of Operations Data:
Revenue
Resident fees:
   Retirement centers ........................................    167,452    132,266      35,186       26.6%
                                                                 --------   --------    --------     ------
   Free standing assisted living .............................    199,007    184,955      14,052        7.6%
                                                                 ========   ========    ========     ======
Resident fees ................................................   $366,459   $317,221    $ 49,238       15.5%
Management fees ..............................................      1,816      1,632         184       11.3%
                                                                 --------   --------    --------     ------
   Total revenues ............................................    368,278    318,853      49,425       15.5%
                                                                 --------   --------    --------     ------
Expenses
Facility operating:
   Retirement centers ........................................    101,905     80,544      21,361       26.5%
                                                                 --------   --------    --------     ------
   Free standing assisted living .............................    130,905    121,166       9,739        8.0%
                                                                 ========   ========    ========     ======
                                                                  232,810    201,710      31,100       15.4%
                                                                 --------   --------    --------     ------
Lease expense ................................................     93,593     38,490      55,103      143.2%
General and administrative ...................................     22,523     20,485       2,038        9.9%
Depreciation and amortization ................................     15,803     28,979     (13,176)     (45.5)%
                                                                 --------   --------    --------     ------
   Total operating expenses ..................................    364,729    289,664      75,065       25.9%
                                                                 --------   --------    --------     ------
   Income from operations ....................................      3,549     29,189     (25,640)     (87.8)%
Interest income ..............................................      1,376        414         962      232.4%
Interest expense:
   Debt ......................................................    (20,313)   (35,532)     15,219       42.8%
   Change in fair value of derivatives .......................      4,147      5,119        (972)     (19.0)%
Gain on extinguishment of debt ...............................       (453)        --        (453)       N/A
Equity in earnings (loss) of unconsolidated ventures, net
   of minority interests .....................................       (445)      (470)         25        5.3%
Other ........................................................       (903)    (1,050)        147       14.0%
                                                                 --------   --------    --------     ------
Loss before income taxes .....................................    (13,042)    (2,330)    (10,712)    (459.7)%
                                                                 --------   --------    --------     ------
(Provision) benefit for income taxes .........................       (185)    (3,581)      3,396       94.8%
                                                                 --------   --------    --------     ------
Loss before minority interest ................................    (13,227)    (5,911)     (7,316)    (123.8)%
                                                                 --------   --------    --------     ------
Minority Interest ............................................      5,471      4,866         605       12.4%
                                                                 --------   --------    --------     ------
Income (loss) before discontinued operations .................     (7,756)    (1,045)     (6,711)    (642.2)%
                                                                 --------   --------    --------     ------
Discontinued operations ......................................         31       (616)        585       95.0%
                                                                 --------   --------    --------     ------
Net loss .....................................................   $ (7,787)  $ (1,661)   $ (6,126)    (368.8)%
                                                                 ========   ========    ========     ======
Selected Operating and Other Data:
Number of facilities (at end of period) ......................        380        360          20        5.6%
Total units/beds operated(1) .................................     30,164     24,563       5,601       22.8%
   Owned/leased facilities units/beds ........................     27,106     22,540       4,566       20.3%
   Owned/leased facilities occupancy rate:
      Period end .............................................       88.1%      86.7%        1.4%       1.6%
      Weighted average .......................................       88.7%      86.3%        2.4%       2.8%
Average monthly revenue per unit/bed(3) ......................   $  2,892   $  2,824    $     68        2.4%

                                                                     INCREASE    % INCREASE
                                                   2005     2004    (DECREASE)   (DECREASE)
                                                  ------   ------   ----------   ----------
Selected Segment Operating and Other Data:
   Retirement Centers:
      Number of Facilities (period end) .......       74       58        16        27.6%
      Total units/beds ........................   14,631   10,248     4,383        42.8%
                                                  ------   ------     -----        ----
      Occupancy Rate
         Period end ...........................     90.1%    91.1%     (1.0)%      (1.1)%
                                                  ------   ------     -----        ----
         Weighted average .....................     90.6%    89.2%      1.4%        1.6%
                                                  ------   ------     -----        ----
      Average monthly rate per unit/bed(3) ....    2,695    2,599        96         3.7%
                                                  ------   ------     -----        ----
   Free standing assisted living:
      Number of Facilities (period end) .......      290      290        --          --
                                                  ------   ------     -----        ----
      Total units/beds ........................   12,292   12,292        --          --
                                                  ------   ------     -----        ----
      Occupancy/Rate
         Period end ...........................     86.6%    83.1%      3.5%        4.2%
                                                  ------   ------     -----        ----
         Weighted average .....................     86.5%    83.9%      2.6%        3.1%
                                                  ------   ------     -----        ----
      Average monthly rate per unit/bed(3) ....    3,121    2,989       132         4.4%
                                                  ------   ------     -----        ----
   Managed:
      Number of Facilities (period end) .......       16       12         4        33.3%
                                                  ------   ------     -----        ----
      Total units/beds ........................    3,241    2,023     1,218        60.2%
                                                  ------   ------     -----        ----
      Occupancy Rate(2)
         Period end ...........................     84.9%    86.7%     (1.8)%      (2.1)%
                                                  ------   ------     -----        ----
         Weighted average .....................     80.9%    80.3%      0.6%        0.7%
                                                  ------   ------     -----        ----
      Average monthly rate per unit/bed(3) ....    2,462    2,448        14         0.6%
                                                  ------   ------     -----        ----


----------
(1) Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2) Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

(3) Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the same stores.

REVENUES

     Our total revenues increased primarily as a result of an increase of $49.2 million, or 15.5%, in resident fees and an increase in management fee revenue of $0.2 million, or 11.3%.


     RESIDENT FEE REVENUE


     Resident fees increased by approximately $16.0 million, or 5.2%, at the 333 facilities we operated during both periods. The remaining increase in resident fee revenue was primarily due to the lease-up of four facilities and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June 2005, respectively.


     Retirement center revenue increased $35.2 million, or 26.6%, primarily due to the addition of the Fortress CCRC Portfolio and Prudential Portfolio into our operations effective April and June 2005, respectively. The inclusion of these facilities offset increases in occupancy and average rate for the 58 facilities operated in the same period in the prior year. The Fortress CCRC Portfolio has a lower average rate as the independent living units/beds at three facilities charge an entrance fee which is deferred and amortized over the expected stay of the resident.



     Free standing assisted living revenues increased $14.1 million, or 7.6%, primarily due to a 2.6% increase in average occupancy and a 4.4% increase in average monthly rent per unit/bed.


     MANAGEMENT FEE REVENUE. Management fee revenue increased over this period primarily due to the new management agreements entered into during the second half of 2004 partially offset by the lease of the 14 facilities from Ventas during the quarter ended March 31, 2004, that were previously managed by us.

OPERATING EXPENSES

     The increase in total operating expenses was attributable to the following:
(i) facility operating expenses increased $31.1 million, or 15.4%; (ii) general and administrative expenses increased $2.0 million, or 9.9%; and (iii) lease expenses increased $55.1 million, or 143.2%; which increases were offset by a decrease in depreciation and amortization expenses of $13.2 million, or 45.5%.

     Explanations of significant variances noted in individual line-item expenses for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004 are as follows:

     - Of our increased facility operating expenses, $7.3 million, or 3.7%, was attributable to the 333 facilities we operated during both periods. The increase was primarily due to increases in salaries, wages and benefits, the operations from the 14 facilities that we leased from Ventas, and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June, 2005, respectively.

     - Retirement operating expense increased $21.4 million, or 26.5%, primarily due to the addition of the Fortress CCRC Portfolio and Prudential Portfolio into our operations effective April and June 2005, respectively. The balance was primarily due to increases in salaries, wages and benefits.


     - Free standing assisted living operating expenses increased $9.7 million, or 8.0%, primarily due to increased salaries, wages and benefits as a result of increased occupancy and level of care provided to residents.

     - General and administrative expenses increased $2.0 million, or 9.9%, primarily as a result of an increase in salaries, wages and benefits, and an increase in the number of employees in anticipation of and in connection with the addition of new management agreements and acquisition of the Fortress CCRC Portfolio and Prudential Portfolio that were acquired in the second and third quarter of 2005, respectively. General and administrative expenses as a percentage of total revenue, including revenue generated by the facilities we manage, was

          5.6 % and 5.8 % for the six months ended June 30, 2005 and 2004, respectively, calculated as follows:

                                                  SIX MONTHS ENDED
                                                      JUNE 30,
                                                -------------------
                                                  2005       2004
                                                --------   --------
Combined resident fee revenues ..............   $366,459   $317,221
Resident fee revenues under management ......     38,727     36,856
                                                --------   --------
   Total ....................................   $405,186   $354,077
                                                ========   ========
General and administrative expenses .........   $ 22,523   $ 20,485
                                                ========   ========
General and administrative expenses as of
   % of total revenues ......................        5.6%       5.8%
                                                ========   ========

     - Lease expenses increased $55.1 million, or 143.2%, primarily due to payments under the Ventas operating leases that we entered into during the first half of 2004 and the Provident leases that we entered into during the fourth quarter of 2004, including $12.0 million of additional lease expense from straight-line rent expense, partially offset by $4.6 million of deferred gain amortization.

     - Total depreciation and amortization expense decreased by $13.2 million, or 45.5%, primarily due to sale-leaseback arrangements entered into with respect to the 68 facilities sold and leased back from Provident in the fourth quarter of 2004, partially offset by increased depreciation on capital expenditures and leasehold improvements and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June 2005, respectively.

     - Interest income increased $1.0 million, or 232.4%, primarily due to an increase in cash and cash equivalents invested from the Provident transaction proceeds and interest earned on the lease security deposit.

     - Interest expense decreased $14.2 million, or 46.8%, primarily due to approximately $433.6 million of our debt that was assumed by Provident or repaid using proceeds from the sale-leaseback arrangements in the fourth quarter of 2004, partially offset by an increase related to the change in fair value of interest rate swaps and increased interest rates on floating-rate debt.

COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO YEAR ENDED DECEMBER 31, 2003

     The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000's). Our results reflect the inclusion of Alterra in our operations effective December 1, 2003.


                                                                                     INCREASE    % INCREASE
                                                                2004       2003     (DECREASE)   (DECREASE)
                                                              --------   --------   ----------   ----------
Statement of Operations Data:
Revenue
Resident fees:
   Retirement centers .....................................    279,233    185,684     93,549         50.4%
                                                              --------   --------   --------     --------
   Free standing assisted living ..........................    378,094     31,532    346,562      1,099.1%
                                                              ========   ========   ========     ========
                                                               657,327    217,216    440,111        202.6%
                                                              --------   --------   --------     --------
Management fees ...........................................      3,545      5,368     (1,823)       (34.0)%
                                                              --------   --------   --------     --------
   Total revenues .........................................    660,872    222,584    438,288        196.9%
                                                              --------   --------   --------     --------
Expenses
Facility operating:
   Retirement centers .....................................    167,901    111,198     56,703         51.0%
                                                              --------   --------   --------     --------
   Free standing assisted living ..........................    247,268     21,921    225,347      1,028.0%
                                                              ========   ========   ========     ========
                                                               415,169    133,119    282,050        211.9%
                                                              --------   --------   --------     --------
Lease expense .............................................     99,997     30,744     69,253        225.3%
General and administrative ................................     43,640     15,997     27,643        172.8%
Depreciation and amortization .............................     52,307     22,480     29,827        132.7%
                                                              --------   --------   --------     --------
   Total operating expenses ...............................    611,113    202,340    408,773        202.0%
                                                              --------   --------   --------     --------
   Income from operations .................................     49,759     20,244     29,515        145.8%
Interest income ...........................................        637     14,037    (13,400)       (95.5)%
Interest expense:
   Debt ...................................................    (63,634)   (25,106)   (38,528)      (153.5)%
   Change in fair value of derivatives ....................      3,176         --      3,176          N/A
Loss from sale of properties ..............................         --    (24,513)    24,513        100.0%
Gain on extinguishment of debt ............................      1,051     12,511    (11,460)       (91.6)%
Equity in earnings (loss) of unconsolidated ventures, net
   of minority interests ..................................       (931)       318     (1,249)      (392.8)%
Other .....................................................       (114)        --       (114)         N/A
                                                              --------   --------   --------     --------
Loss before income taxes ..................................    (10,056)    (2,509)    (7,547)      (300.8)%
                                                              --------   --------   --------     --------
(Provision) benefit for income taxes ......................    (11,111)      (139)   (10,972)    (7,893.5)%
                                                              --------   --------   --------     --------
Loss before minority interest .............................    (21,167)    (2,648)   (18,519)      (699.4)%
                                                              --------   --------   --------     --------
Minority Interest .........................................     11,734      1,284     10,450        813.9%
                                                              --------   --------   --------     --------
Income (loss) before discontinued operations and
   cumulative effect of a change in accounting principle ..     (9,433)    (1,364)    (8,069)      (591.6)%
                                                              --------   --------   --------     --------
Discontinued operations ...................................       (361)      (322)       (39)       (12.1)%
                                                              --------   --------   --------     --------
Cumulative effect of change in accounting principle, net of
   tax of $8,095 in 2003 ..................................         --     (7,277)     7,277        100.0%
                                                              --------   --------   --------     --------
Net loss ..................................................   $ (9,794)  $ (8,963)  $   (831)        (9.3)%
                                                              ========   ========   ========     ========
Selected Operating and Other Data:
Number of facilities (at end of period) ...................        367        359          8          2.2%
Total units/beds operated(1) ..............................     26,208     24,423      1,685          6.9%
   Owned/leased facilities units/beds .....................     22,540     20,324      2,216         10.9%
   Owned/leased facilities occupancy rate:
      Period end ..........................................       89.4%      87.5%       1.9%         2.2%
      Weighted average ....................................       87.4%      88.0%      (0.6)%       (0.7)%
Average monthly revenue per unit/bed(3) ...................   $  2,827   $  2,660   $    167          6.3%

                                                                INCREASE    % INCREASE
                                              2004     2003    (DECREASE)   (DECREASE)
                                             ------   ------   ----------   ----------
Selected Segment Operating and Other Data
   Retirement Centers
      Number of Facilities (period end) ..       58       43        15         34.9%
      Total Units/beds ...................   10,248    8,032     2,216         27.6%
                                             ------   ------     -----         ----
      Occupancy Rate
         Period end ......................     92.4%    89.7%      2.7%         3.0%
         Weighted average ................     87.3%    91.8%     (4.5)%       (4.9)%
      Average monthly rate per
         unit/bed(3)......................    2,601    2,711      (110)        (4.1)%
   Free standing assisted living
      Number of Facilities (period end) ..      290      290       n/a          n/a
      Total Units/beds ...................   12,292   12,292       n/a          n/a
                                             ------   ------     -----         ----
      Occupancy Rate
         Period end ......................     86.8%    86.0%      0.8%         0.9%
         Weighted average ................     84.7%    86.0%     (1.3)%       (1.5)%
      Average monthly rate per
         unit/bed(3)......................    3,026    2,983        43          1.4%
   Managed:
      Number of Facilities (period end) ..       19       26        (7)       (26.9)%
      Total Units/beds ...................    3,668    4,099      (431)       (10.5)%
                                             ------   ------     -----         ----
      Occupancy Rate(2)
         Period end ......................     79.8%    89.2%     (9.4)%      (10.5)%
         Weighted average ................     84.6%    83.6%      1.0%         1.2%
   Average monthly rate per unit/bed(3) ..    2,581    2,263       318         14.1%


----------
(1) Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2) Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

(3) Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the same stores.

REVENUES

     Total revenues increased primarily due to increased resident fees of $440.1 million, or 202.6%, the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, leasing of the 15 Ventas facilities in the first half of 2004 (14 of which were leased in the three months ended March 31, 2004 and one of which was leased on May 13, 2004), partially offset by a decrease in management fee revenue of $1.8 million, or 34.0%.


RESIDENT FEE REVENUE


     Resident fees increased by $11.6 million, or 6.5%, at the 29 facilities we operated during both periods. The remaining increase was primarily due to the addition of Alterra into our operations for a full year following the Effective Date, the consolidation of the five facilities developed and managed by us pursuant to revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46R") and an increase in resident fees resulting from the 15 facilities leased from Ventas in the first half of 2004.


     Retirement centers revenue increased $93.5 million, or 50.4%, primarily due to the consolidation of the five facilities developed and managed by us pursuant to FIN 46R and the 15 facilities leased from Ventas in the first half of 2004. As a result of these additional facilities the weighted average occupancy declined 4.5% primarily due to the five facilities on lease up and the 15 facilities leased from Ventas having a weighted average occupancy of _________%.



     Free standing assisted living revenues increased $346.6 million, or 1,099.1%, due to the addition of Alterra in our results effective December 1, 2003.



MANAGEMENT FEE REVENUE


     Management fee revenue decreased over this period primarily due to the 14 properties leased from Ventas that were previously managed by us, partially offset by the additional nine facilities (which include 1,915 units/beds) for which we took over management in August and December 2004, and consolidation of five facilities developed and managed by us pursuant to FIN 46R at December 31, 2003.

OPERATING EXPENSES

     The increase in total operating expenses was attributable to the following:
(i) facility operating expenses increased $282.1 million, or 211.9%; (ii) general and administrative expenses increased $27.6 million, or 172.8%; (iii) lease expenses increased $69.3 million, or 225.3%; and (iv) depreciation and amortization expenses increased $29.8 million, or 132.7%.

     Explanations of significant variances noted in individual line-item expenses for the year ended December 31, 2004 as compared to the year ended December 31, 2003 are as follows:

     - Of our increased facility operating expenses, $4.6 million, or 4.4%, was attributable to the 29 facilities we operated during both periods. The remaining increase was primarily a result of the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, the consolidation of the five facilities pursuant to FIN 46R developed and managed by us and expenses associated with operating an additional 15 facilities leased from Ventas in the first half of 2004.


          Retirement center operating expenses increased $56.7 million, or 51.0%, primarily due to the consolidation of the five facilities developed and managed by us pursuant to FIN 46R and the 15 facilities leased from Ventas in the first half of 2004.



          Free standing assisted living expenses increased $225.3 million, or 1,028.0%, due to the inclusion of Alterra in our results effective December 1, 2003.

     - General and administrative expenses increased $27.6 million, or 172.8%, primarily as a result of the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, and an increase in salaries, wages and number of personnel (due to wage and salary increases and an additional nine properties we managed during the second half of 2004). General and administrative expense as a percentage of total revenue, including revenue generated by the facilities we manage was 6.0% and 4.9% for the years ended December 31, 2004 and 2003, respectively, calculated as follows ($ in 000's):

                                                                        YEAR ENDED
                                                                      DECEMBER 31,
                                                                   -------------------
                                                                     2004       2003
                                                                   --------   --------
Combined resident fee revenues .................................   $657,327   $217,216
Resident fee revenues under management .........................     64,191    108,320
                                                                   --------   --------
   Total .......................................................   $721,518   $325,536
                                                                   ========   ========
General and administrative expenses ............................   $ 43,640   $ 15,997
                                                                   ========   ========
General and administrative expenses as of % of total revenues ..        6.0%       4.9%
                                                                   ========   ========

     - Lease expense increased $69.3 million, or 225.3%, primarily due to lease expense associated with a full year's operation of Alterra following the Effective Date in December 2003, the addition of 15 operating leases executed during the first half of 2004 for the Ventas facilities, and the addition of 68 operating leases executed during the fourth quarter 2004 for the Provident facilities, including $3.5 million of additional straight-line rent expense, partially offset by $1.7 million of additional deferred gain amortization.

     - Total depreciation and amortization expense increased by $29.8 million, or 132.7%, primarily due to depreciation and amortization on Alterra's owned facilities, taking into account a full year's operation of Alterra following the Effective Date in December 2003, capital additions (including capital additions from 15 additional facilities leased from Ventas in 2004); the purchase of 15 facilities previously leased by us and the consolidation of five facilities pursuant to FIN 46R developed and managed by us at December 31, 2003.

     - Interest income decreased $13.4 million, or 95.5%, primarily due to the reduction in lease security deposits resulting from the purchase of 15 facilities in 2003 and one facility in 2002 that were previously leased by us.

     - Interest expense increased $35.4 million, or 140.8%, primarily due to the cost of servicing Alterra's debt obligations for a full year following the Effective Date in December 2003, five facilities consolidated at December 31, 2003, pursuant to FIN 46R, and interest expense from 15 facilities purchased in 2003 and one facility purchased in 2002 that were previously leased by us. This increase was partially offset by a $3.2 million decrease in the fair value liability of the interest rate swaps from December 31, 2003 to December 31, 2004.

   COMPARISON OF YEAR ENDED DECEMBER 31, 2003 TO YEAR ENDED DECEMBER 31, 2002

     The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of such item. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000's). Our results reflect the inclusion of Alterra in our operations, effective December 1, 2003.


                                                                                        INCREASE    % INCREASE
                                                                   2003       2002     (DECREASE)   (DECREASE)
                                                                 --------   --------   ----------   ----------
Statement of Operations Data:
Revenue
Resident fees:
   Retirement centers ........................................   $185,684   $156,894   $ 28,790        18.3%
   Free standing assisted living .............................     31,532         --     31,532         N/A
                                                                 --------   --------   --------      ------
                                                                  217,216    156,894     60,322        38.4%
Management fees ..............................................      5,368      4,622        746        16.1%
                                                                 --------   --------   --------      ------
   Total revenues ............................................    222,584    161,516     61,068        37.8%
                                                                 --------   --------   --------      ------
Expenses
Facility operating:
   Retirement centers ........................................    111,198     92,980     18,218        19.6%
   Free standing assisted living .............................     21,921         --     21,921         N/A
                                                                 --------   --------   --------      ------
                                                                  133,119     92,980     40,139        43.2%
Lease expense ................................................     30,744     31,003       (259)       (0.8)%
General and administrative ...................................     15,997     12,540      3,457        27.6%
Depreciation and amortization ................................     22,480     13,708      8,772        64.0%
                                                                 --------   --------   --------      ------
   Total operating expenses ..................................    202,340    150,231     52,109        34.7%
                                                                 --------   --------   --------      ------
   Income from operations ....................................     20,244     11,285      8,959        79.4%
Interest income ..............................................     14,037     18,004     (3,967)      (22.0)%
Interest expense -- debt .....................................    (25,106)    (9,490)   (15,616)     (164.6)%
Loss from sale of properties .................................    (24,513)        --    (24,513)        N/A
Gain on extinguishment of debt ...............................     12,511         --     12,511         N/A
Equity in earnings (loss) of unconsolidated ventures, net
   of minority interests .....................................        318        584       (266)      (45.5)%
                                                                 --------   --------   --------      ------
Loss before income taxes .....................................     (2,509)    20,383    (10,094)     (112.3)%
(Provision) benefit for income taxes .........................       (139)    (8,666)   (22,892)        N/A
Income (loss) before minority interest .......................     (2,648     11,717    (14,365)     (122.6)%
Minority Interest ............................................      1,284     (5,262)      6546       124.4%
                                                                 --------   --------   --------      ------
Income (loss) before discontinued operations and
   cumulative effect of a change in accounting principle .....     (1,364)     6,455     (7,819)     (121.1)%
Discontinued operations ......................................       (322)        --       (322)        N/A
Cumulative effect of change in accounting principle, net of
   tax of $8,095 in 2003 .....................................     (7,277)        --     (7,277)        N/A
                                                                 --------   --------   --------      ------
   Net income (loss) .........................................   $ (8,963)  $  6,455   $(15,418)     (238.9)%
                                                                 ========   ========   ========      ======
Selected Operating and Other Data:
Number of facilities (at end of period) ......................        359         60        299       498.3%
Total units/beds operated(1) .................................     24,423     11,334     13,089       115.5%
   Owned/leased facilities units/beds ........................     20,324      6,591     13,733       208.4%
   Owned/leased facilities occupancy rate:
      Period end .............................................       87.5%      91.0%      (3.5)%      (3.8)%
      Weighted average .......................................       88.0%      90.0%      (2.0)%      (2.2)%
Average monthly revenue per unit/bed(3) ......................   $  2,660   $  2,516   $    144         5.7%

                                                                  INCREASE    % INCREASE
                                                 2003     2002   (DECREASE)   (DECREASE)
                                                ------   -----   ----------   ----------
Selected Segment Operating and Other Data:
   Retirement Centers:
      Number of Facilities (period end) .....       43      34         9         26.5%
      Total units/beds ......................    8,032   6,591     1,441         21.9%
      Occupancy Rate
         Period end .........................     89.7%   91.0%     (1.3)%       (1.4)%
         Weighted average ...................     91.8%   91.9%     (0.1)%       (0.1)%
      Average monthly rate per unit/bed(3) ..    2,711   2,568       143          5.6%
   Free standing assisted living:
      Number of Facilities (period end) .....      290     n/a       n/a          n/a
      Total units/beds ......................   12,292     n/a       n/a          n/a
      Occupancy Rate
         Period end .........................     86.0%    n/a       n/a          n/a
         Weighted average ...................     86.0%    n/a       n/a          n/a
      Average monthly rate per unit/bed(3) ..    2,983     n/a       n/a          n/a
   Managed:
      Number of Facilities (period end) .....       26      60       (34)       (56.7)%
      Total units/beds ......................    4,099   5,385    (1,286)       (23.9)%
      Occupancy Rate(2)
         Period end .........................     89.2%   81.7%      7.5%         9.2%
         Weighted average ...................     83.6%   86.6%     (3.0)%       (3.5)%
      Average monthly rate per unit/bed(3) ..    2,263   2,371      (108)        (4.6)%


----------
(1) Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2) Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

(3) Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the same stores.

REVENUES

     Our total revenues increased primarily due to increased resident fees of $60.3 million, or 38.4%, the inclusion of Alterra into our operations effective December 1, 2003, the leasing of the Chambrel portfolio as of May 1, 2002, the purchase of three facilities in November 2002 that were previously managed by us and an increase in management fee revenue of $0.7 million, or 16.1% (due to increased revenues from facilities developed and managed by us and an additional eight Grand Court facilities managed by us).


     RESIDENT FEE REVENUE


     Resident fees increased by $2.3 million, or 1.9%, at the 21 facilities we operated during both periods. The remaining increase in resident fee revenue was primarily due to the inclusion of Alterra into our operations following the Effective Date (December 2003), to the leasing of the Chambrel portfolio as of May 1, 2002 and the purchase of three facilities in November 2002 that were previously managed by us.


     Retirement center revenues increased $28.8 million, or 18.3%, primarily due to a full year's operations for the six Chambrel facilities leased by us on May 1, 2002, purchase of three development facilities previously managed by us and improved operations at the 21 facilities we operated during both periods.



     Free standing assisted living revenues increased $31.5 million due to the inclusion of Alterra in our operations effective December 1, 2003.



     MANAGEMENT FEE REVENUE. Increased management fee revenues were primarily due to increased revenues from facilities developed and managed by us and an additional eight Grand Court facilities managed by us, partially offset by the three facilities purchased in November 2002 previously managed by us.


OPERATING EXPENSES

     The increase in total operating expenses was attributable to the following:
(i) facility operating expenses increased $40.1 million, or 43.2%; (ii) general and administrative expenses increased $3.5 million, or 27.6%; (iii) lease expense decreased $0.3 million, or 0.8%; and (iv) depreciation and amortization increased $8.8 million, or 64.0%.

     Explanations of significant variances noted in individual line-item expenses for the year ended December 31, 2003 as compared to the year ended December 31, 2002 are as follows:

     - Of our increased facility operating expenses, $2.1 million, or 3.0%, was attributable to the 21 facilities we operated during both periods. The remaining increase was primarily due to the inclusion of Alterra into our operations following the Effective Date, the leasing of the Chambrel portfolio effective May 1, 2002 and the purchase of the three facilities in November 2002.


          Retirement center operating expenses increased $18.2 million, or 19.6%, primarily due to a full year's operations for the six Chambrel facilities leased by us on May 1, 2002 and the purchase of three development facilities previously managed by us.



          Free standing assisted living operating expenses increased by $21.9 million due to the inclusion of Alterra in our operations effective December 1, 2003.


     - General and administrative expenses increased $3.5 million, or 27.6%, primarily due to the inclusion of Alterra into our operations following the Effective Date and an increase in salaries, wages and number of personnel, due to the leasing of the Chambrel portfolio and an additional 12 facilities managed by us. General and administrative expenses as a percentage of total revenue, including those generated by the facilities we manage, was 4.9% and 5.2% for the years ended December 31, 2003 and 2002, respectively, calculated as follows ($ in 000's):

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                   -------------------
                                                                     2003       2002
                                                                   --------   --------
Combined resident fee revenues .................................   $217,216   $156,894
Resident fee revenues under management .........................    108,320     83,206
                                                                   --------   --------
   Total .......................................................   $325,536   $240,100
                                                                   ========   ========
General and administrative expenses ............................   $ 15,997   $ 12,540
                                                                   ========   ========
General and administrative expenses as of % of total revenues ..        4.9%       5.2%
                                                                   ========   ========

     - Lease expenses decreased $0.3 million, or 0.8%, primarily due the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us, offset by the inclusion of Alterra into our operations following the Effective Date in December 2003 and the leasing of the Chambrel portfolio effective May 1, 2002, including $2.7 million of reduced straight-line rent expense and an additional $0.3 million of deferred gain amortization.

     - Total depreciation and amortization expenses increased by $8.8 million, or 64.0%, primarily due to the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us and the inclusion of Alterra into our operations following the Effective Date in December 2003.

     - Interest income decreased $4.0 million, or 22.0%, primarily due to the reduction in lease security deposits resulting from the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us.

     - Interest expense increased $15.6 million, or 164.6%, primarily due to the financing of the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us and the purchase of three facilities in November 2002 that were previously managed by us.

LIQUIDITY AND CAPITAL RESOURCES

     We had $59.9 million of cash and cash equivalents at June 30, 2005, excluding cash and investments -- restricted and lease security deposits of $90.4 million. In addition, we had $2.6 million available under our credit facilities.

     As discussed below, we had a net decrease in cash and cash equivalents of $27.0 million for the six months ended June 30, 2005.

     Net cash provided by operating activities was $11.6 million and $17.0 million for the six months ended June 30, 2005 and 2004, respectively. The decrease of $5.4 million was primarily due to the increase in lease expense as a result of the Provident sale-leaseback transaction completed in the fourth quarter of 2004, which was partially offset by improved operations and reduction in debt service as a result of the Provident transaction. Changes in current assets and current liabilities primarily relate to the timing of collections of resident fees and payment of operating expenses, including salaries and wages, real estate taxes and insurance.

     Net cash provided by (used in) investing activities was $(458.5) million and $31.0 million for the six months ended June 30, 2005 and 2004, respectively. During the six months ended June 30, 2005, we used $454.3 million to purchase of the Fortress CCRC Portfolio and the Prudential Portfolio, which closed in April and June 2005, respectively, and to fund capital improvements at our existing facilities. During the six months ended June 30, 2004, we received $13.0 million in


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

distributions and sale proceeds from the sale of the Grand Court partnerships' facilities and $11.7 million from the sale of property, plant and equipment.

     Net cash provided by (used in) financing activities was $419.9 million and $(71.0) million for the six months ended June 30, 2005 and 2004, respectively. During the six months ended June 30, 2005, we received $449.2 million primarily as a result of the debt incurred in connection with the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio and refinancing of the five development facilities and equity contributed by Fortress in connection with the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio, partially offset by the repayment of $181.4 million of debt and payment of a $20.0 million dividend to Fortress by Alterra. During the six months ended June 30, 2004, we used $70.0 million primarily to repay debt.

     To date we have financed our operations primarily with cash generated from operations, both short- and long-term borrowings and proceeds from our sale-leaseback transaction completed in the fourth quarter of 2004. We financed the acquisitions completed during the six months ended June 30, 2005 with long-term borrowings and equity contributed by Fortress. Fortress will contribute the Prudential Portfolio and the Fortress CCRC Portfolio to us in exchange for shares of our common stock.

     At June 30, 2005, we have $639.6 million of debt outstanding at a weighted-average interest rate of 7.66% (as discussed in "-- Company Indebtedness, Long-Term Leases and Hedging Arrangements -- Hedging" below), of which $5.1 million is due in the next 12 months, which is expected to be repaid using proceeds from this offering and funds from working capital. We have a $10.0 million line of credit, of which $7.4 million is used to secure our obligations under the Ventas lease, leaving an available balance of $2.6 million.

     Our liquidity requirements have historically arisen from, and we expect they will continue to arise from, working capital, general and administrative costs, debt service and lease payments, acquisition costs, employee compensation and related benefits, capital improvements and dividend payments. In the past we have met our cash requirements for operations using cash flows from operating revenues, the receipt of resident fees and the receipt of management fees from third-party-managed facilities. In addition to using cash flows from operating revenues, we use available funds from our indebtedness and long-term leasing of our facilities to meet our cash obligations. Over 96% of our resident fee revenues are generated from private pay residents with less than 4% of our resident fee revenues coming from reimbursement programs such as Medicare and Medicaid. The primary use of our cash is for operating costs, which includes debt service and lease payments and capital expenditures. We currently estimate that our existing cash flows from operations, together with existing working capital, asset sales and the credit facility we expect to enter into (as discussed below in "-- New Credit Facility"), will be sufficient to fund our short-term liquidity needs. In addition to normal recurring capital expenditures, we expect to spend approximately $10.0 million for major improvements at the six Fortress CCRC Portfolio facilities. The source of these funds is the prior sale of two Fortress CCRC facilities for $11.5 million in the aggregate, before closing costs, during the third quarter of 2005. There can be no assurance that financing or refinancing will be available to us or available on acceptable terms.

     We expect to fund the growth of our business through cash flows from operations and cash flows from financing activities, such as this offering, and through the incurrence of additional indebtedness or leasing arrangements. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any such sale of additional equity securities will dilute the interests of our existing stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business. Upon consummation of this offering and the application of the net proceeds, we expect to have approximately $__________ million in cash and cash equivalents. We may incur additional indebtedness or lease financing to fund such acquisitions. In addition, we may incur additional indebtedness or lease financing to fund future dividends.

     Our actual liquidity and capital funding requirements depend on numerous factors, including our operating results, our ability to acquire new facilities, general economic conditions and the cost of capital.

CASH FLOWS

     We had cash and cash equivalents of $59.9 million, $86.9 million and $56.5 million at June 30, 2005, December 31, 2004 and December 31, 2003, respectively. These amounts exclude cash and investments-restricted and lease security deposits totaling $90.4 million, $74.2 million and $61.6 million, respectively, escrowed pursuant to the terms of our indebtedness, leases, residency agreements and insurance programs. Restricted cash amounts are generally available to pay real estate taxes and insurance premiums, reimbursements of capital improvements and refundable tenant security deposits, and to collateralize our debt, lease and self-insured retention obligations.

     The increase in cash and cash equivalents at June 30, 2005 as compared to June 30, 2004 was primarily due to the following:

     - Net cash provided by operating activities for the six months ended June 30, 2005 totaled approximately $11.6 million, compared to approximately $17.0 million for the six months ended June 30, 2004, primarily due to increased facility lease expense related to the Provident sale-leaseback that occurred in the fourth quarter of 2004 partially offset by reduced interest expense for the properties related to the Provident sale-leaseback;

     - Net cash (used in) provided by investing activities for the six months ended June 30, 2005 totaled approximately ($458.5 million) million, compared to approximately $31.0 million for the six months ended June 30, 2004, primarily due to the 2005 purchase of the Fortress CCRC Portfolio and the Prudential Portfolio compared to the 2004 sale of the Grand Court partnerships' facilities, the proceeds of which were used to repay loans and amounts due from the partnerships and to pay distributions to the general and limited partners (of which we owned interests through our investment in GFB-AS Investors, LLC), and the release of cash from cash and investments-restricted; and

     - Net cash (used in) provided by financing activities for the six months ended June 30, 2005 totaled approximately $419.9 million, compared to approximately $(71.0) million for the six months ended June 30, 2004, primarily due the financing of the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio as compared to repayment of outstanding indebtedness related to the sale of properties in the first quarter of 2004.

     The increase in cash and cash equivalents at December 31, 2004 from December 31, 2003 was primarily due to the following:

     - Net cash provided by operating activities for the year ended December 31, 2004 totaled approximately $50.1 million, compared to approximately $34.1 million for the year ended December 31, 2003, primarily due to the inclusion of Alterra into our operations following the Effective Date in December 2003 and improved operations and partially offset by the consolidation of five facilities pursuant to FIN 46R, effective December 31, 2003, that were still in lease up and generating operating deficits;

     - Net cash provided by investing activities for the year ended December 31, 2004 totaled approximately $524.7 million, compared to approximately $105.9 million for the year ended December 31, 2003, primarily due to the receipt of proceeds from the Provident sale-leaseback transaction, partially offset by the inclusion of Alterra effective December 1, 2003; and

     - Net cash used in financing activities for the year ended December 31, 2004 totaled approximately $544.5 million, compared to approximately $85.7 million for the year ended December 31, 2003, primarily due to payment of a dividend of $304.6 million to our stockholders, of which $254.6 million was paid in connection with the Provident sale-leaseback in the fourth quarter 2004, and the repayment of approximately $312.4 million of outstanding indebtedness.

     The increase in cash and cash equivalents at December 31, 2003 from December 31, 2002 was primarily due to the following:

     - Net cash provided by operating activities for the year ended December 31, 2003 totaled approximately $34.1 million, compared to approximately $39.6 million for the year ended December 31, 2002, primarily due to the inclusion of Alterra into our operations following the Effective Date in December 2003, the purchase of three facilities in November 2002 that were previously managed by us and were still in lease up and generating operating deficits and additional interest expense related to stockholder loans;

     - Net cash provided by (used in) investing activities for the year ended December 31, 2003 totaled approximately $105.9 million, compared to approximately ($47.3 million) for the year ended December 31, 2002, primarily due to the receipt of proceeds from the sale of properties and additional receipts from cash and investments-restricted during 2003;

     - Net cash (used in) provided by financing activities for the year ended December 31, 2003 totaled approximately ($85.7 million), compared to approximately $8.7 million for the year ended December 31, 2002, due to formation of our joint venture with Northwestern Mutual Life Insurance Co., or Northwestern, and repayment of outstanding indebtedness from the sale of two of the facilities to the joint venture and refinancing of the third facility during 2003.

NEW CREDIT FACILITY

     Prior to the closing of this offering, we intend to enter into a short-term revolving credit facility that will provide borrowings of up to $80.0 million; however, there can be no assurance that we will be able to obtain the credit facility or on the terms described herein. The revolving credit facility is expected to bear interest at prime plus or minus 0.25% or LIBOR plus 2.00-2.50%. Net proceeds from the borrowings under our revolving credit facility are expected to be used to fund acquisitions and to issue letters of credit to secure our obligations under our lease agreements and self-insured retention.

     We expect our new credit facility will contain various financial covenants requiring us to maintain certain financial ratios. Specifically, our new credit facility is expected to contain financial covenants requiring us to maintain certain cash flow requirements. In addition, the credit facility is expected to contain various customary restrictive covenants that may limit our and our subsidiaries' ability to, among other things, pay dividends and incur additional indebtedness.

CONTRACTUAL COMMITMENTS

     The following table presents a summary of our material indebtedness, including the related interest payments, lease and other contractual commitments, as of December 31, 2004.

     There were no material changes to our obligations at June 30, 2005 as compared to December 31, 2004, other than the refinancing of the five facilities described in "--Company Indebtedness, Long-Term Leases and Hedging Agreements." In addition, in connection with the


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

acquisition of the Fortress CCRC Portfolio and the Prudential Portfolio we incurred an additional $276.8 million aggregate amount of indebtedness, which has been included in the table below.

                                    TOTAL       2005       2006       2007       2008       2009     THEREAFTER
                                 ----------   --------   --------   --------   --------   --------   ----------
                                                                   ($ IN 000S)
Contractual Obligations:
   Long-term debt(1) .........   $  500,410   $ 29,296   $117,236   $117,155   $206,860   $ 92,837   $  117,026
   Long-term debt(2) .........      348,610     10,002     14,861     14,861     14,861     14,861      279,164
   Capital lease
      obligations(1) .........      107,615      7,944      7,944      7,944      7,944      7,944       67,895
   Operating lease
      obligations(3) .........    2,904,284    169,255    173,952    178,088    180,703    183,763    2,018,523
   Purchase obligations(4) ...        2,546      1,108        956        438         44         --           --
                                 ----------   --------   --------   --------   --------   --------   ----------
      TOTAL ..................   $3,863,465   $217,605   $224,949   $228,486   $410,412   $299,405   $2,482,608
                                 ==========   ========   ========   ========   ========   ========   ==========

----------
(1) Includes contractual interest for all fixed-rate obligations and assumes interest on variable rate instruments at the December 31, 2004 rate.

(2) Represents the long-term debt related to the acquisitions of the Fortress CCRC Portfolio and the Prudential Portfolio.

(3) Reflects future cash payments after giving effect to lease escalators and assumes payments on variable rate instruments at the December 31, 2004 rate.

(4) Represents minimum purchase commitments pursuant to contracts with suppliers.

COMPANY INDEBTEDNESS, LONG-TERM LEASES AND HEDGING AGREEMENTS

     INDEBTEDNESS

     As of June 30, 2005, December 31, 2004 and December 31, 2003, our outstanding property-specific debt was approximately $639.6 million, $371.0 million and $1,029.3 million, respectively. The increase from December 31, 2004 to June 30, 2005, was primarily due to debt incurred to fund the acquisition of the Fortress CCRC Portfolio and the Prudential Portfolio, our incurring $10.0 million of indebtedness in connection with swap termination payments, and the refinancing of our $182.0 million Guaranty Bank loan, partially offset by scheduled principal payments. The decrease from December 31, 2003 to December 31, 2004, was primarily due to the assumption by Provident of approximately $483.3 million of indebtedness, including first mortgage loans, mezzanine loans and an unsecured line of credit, in connection with the Provident sale-leaseback and net repayment of approximately $232.5 million of indebtedness, including $19.4 million of loans to the stockholders of Fortress Brookdale Acquisition LLC.

     We have unsecured lines of credit of $28.6 million at June 30, 2005, of which $8.6 million is restricted for certain letters of credit and bears interest at the prime rate plus 1.00%. Of the balance, $10.0 million was used to pay a portion of our swap termination payment (and is expected to be repaid from a portion of the offering proceeds) and $7.4 million is in the form of outstanding letters of credit for a security deposit under leases with Ventas and self-insured retention risk leaving an available balance of $2.6 million. As of December 31, 2004, we had no outstanding borrowings (excluding letters of credit) on our unsecured line of credit, as compared to $15.4 million outstanding, excluding letters of credit, as of December 31, 2003. As of December 31, 2004, our unsecured line of credit was $18.6 million (as compared to $41.6 million as of December 31, 2003), of which $8.6 million is restricted for certain letters of credit and bears interest at the prime rate plus 1.00%, with a maturity date of May 31, 2006. The reduction in the available unsecured line of credit was due to our reduced borrowing needs as a result of increased cash flow from operations and cash and cash equivalents as a result of the Provident transaction.

     On March 30, 2005, we refinanced the construction loans secured by five facilities with new construction loans in the aggregate amount of $182.0 million, bearing interest at 30-day LIBOR plus


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

3.05% to 5.60% (with a weighted average of 3.50%), payable in monthly installments of interest only through the maturity of April 1, 2008. The loans can be extended for two additional one-year terms (subject to certain performance covenants and payment of an annual extension fee of 0.25% of the amount outstanding). See "Description of Indebtedness -- Guaranty Bank Mortgage Loan."

     We have secured our self-insured retention risk under our workers' compensation and general liability and professional liability programs and our lease security deposits with $43.6 million and $25.3 million, respectively, of cash and letters of credit at June 30, 2005.

     As of September 30, 2005, we are in compliance with the financial covenants of our outstanding debt, including those covenants measuring facility operating income to gauge debt coverage.

LONG-TERM LEASES

     We have historically financed our acquisitions and current portfolio with a combination of mortgage financing and long-term leases. During 2004, we entered into two long-term leases with Ventas and Provident. In connection with the entry leases, we substantially reduced our outstanding debt during 2004 by $483.3 million. Our strategy going forward is to finance acquisitions through traditional mortgage financing of up to 65% of the cost of a facility, with the balance in the form of our equity. The source of equity is expected to be from current cash and cash equivalents, cash generated from operations, lines of credit, refinancing of our existing facilities, joint ventures or additional equity offerings.

     As of June 30, 2005, we have 307 facilities under long-term leases. Our lessors have invested a total of $1,874.4 million in the facilities we lease from them. The leased facilities are generally fixed rate leases with annual escalators that are either fixed or tied to the consumer price index.

     We have the following two leases with a floating-rate debt component built into the lease payment:

     First, a component of the Chambrel portfolio lease payment is a pass through of debt service, which includes $100.8 million of floating rate tax-exempt debt, and is credit enhanced by Fannie Mae and subject to interest rate caps at 6.0%.

     Second, the Brookdale Provident leases contain $110.2 million of variable rate mortgages, which includes $80.0 million of floating-rate tax-exempt debt, which are credit enhanced by Freddie Mac. The payments under the lease are subject to interest rate caps with a weighted-average rate of 6.39%. The balance of $30.2 million is unhedged; however, we intend to repay a portion of our currently hedged floating-rate debt with the proceeds of this offering and redesignate the hedge to the floating-rate lease payment. See "Use of Proceeds."

     For the year ended December 31, 2004, our minimum annual lease payments for our capital and financing leases and operating leases was $7.9 million and $169.3 million, respectively. This amount excludes the straight-line rent expense associated with our annual escalators and the amortization of the deferred gains recognized in connection with the sale-leasebacks.

     As of September 30, 2005, we are in compliance with the financial covenants of our capital and operating leases, including those covenants measuring facility operating income to gauge debt coverage.

HEDGING

     As of December 31, 2004, we had one interest rate swap agreement with Firstar Bank, N.A. (now doing business as US Bank Corp.) that converted a $37.3 million notional value of our floating-rate construction debt to a fixed-rate basis of 5.19% through maturity on April 1, 2005. The market value of the swap at December 31, 2004 and December 31, 2003 was a liability of approximately $0.3 million and approximately $1.5 million, respectively, which is included in other current liabilities.

     We had four ten-year forward interest rate swaps with LaSalle Bank, N.A. to fix $97.3 million of future mortgage debt with an interest rate of 7.03%, at 7.325%, with maturity dates ranging from August 2012 to March 2013. In May 2004, we extended the termination dates of these swaps to June 2006 (as discussed below). The terms of the forward interest rate swaps require us to pay a fixed-interest rate to the counterparties and to receive 90-day LIBOR from the counterparty. The market value of the forward interest rate swaps at December 31, 2004 and December 31, 2003 was a liability of $17.9 million and $19.9 million, respectively. Included in cash and investments-restricted at December 31, 2004 and December 31, 2003 are deposits of $8.0 million and $6.6 million, respectively, to collateralize our forward interest rate swap obligations.

     On March 30, 2005, we terminated the four ten-year forward interest rate swaps and incurred a termination payment of approximately $15.8 million, including accrued interest, which was funded from $5.8 million of cash and investments-restricted and a $10.0 million unsecured loan from La Salle Bank, N.A. The $10.0 million unsecured loan bears interest payable monthly at the prime rate plus 1.00%, and the principal is payable in quarterly installments of $0.5 million commencing July 1, 2005 and maturing March 31, 2007. Pursuant to the loan agreement, the loan is required to be repaid upon the earlier of the maturity date or the completion of an initial public offering. We plan to repay the balance of this loan with a portion of the proceeds of this offering. See "Use of Proceeds."

     We had interest rate caps with notional amounts of approximately $62.3 million and approximately $15.0 million and strike prices of 6.35% and 6.58% that expired at June 1, 2009 and December 1, 2004, respectively. The interest rate caps were assigned to Provident in October 2004. Pursuant to the terms of our lease with Provident, the floating rate adjustment we are required to pay is limited to the rate under the assumed interest rate caps.

     In connection with the funding of the loans from Guaranty Bank, we entered into interest rate swaps with LaSalle Bank, N.A. for a notional amount of $182.0 million to hedge the floating rate debt and lease payments where we pay an average fixed rate of 4.64% and receive 30-day LIBOR from the counterparty. The interest rate swaps are comprised of a $145.0 million notional amount for seven years and a $37.0 million notional amount for three years. In connection with the swaps, we posted approximately $2.3 million as cash collateral with the counterparty and are required to post additional cash collateral based on changes in the fair value of the swaps. The swaps are recorded as cash flow hedges.

     On March 28, 2005, we entered into a seven-year $70.0 million interest rate swap with Merrill Lynch Capital Services, Inc., to hedge Alterra's $72.2 million floating rate debt, pursuant to which we pay a fixed rate of 4.70% and receive 30-day LIBOR. Accordingly, the interest rate swap is treated as a cash flow hedge with fair value adjustments recorded as a component of other comprehensive income in the combined balance sheet.

     In December 2004, in connection with the acquisition of the Fortress CCRC Portfolio, we entered into a $120.0 million three-year forward interest rate swap with Merrill Lynch Capital Services, Inc. to hedge floating-rate debt where we pay 3.615% and receive 30-day LIBOR from the counterparty. In connection with the acquisition, we obtained $105.8 million of first mortgage debt. Accordingly, $105.8 million of the interest rate swap is treated as a cash flow hedge with fair value adjustments recorded as a component of other comprehensive income in the combined balance sheet and $14.2 million is marked to market and recorded as an adjustment to income.

     In March 2005, in connection with the proposed acquisition of the Prudential Portfolio, we entered into a $170.0 million five-year forward interest rate swap with Merrill Lynch Capital Services, Inc. to hedge the anticipated floating-rate debt under which we paid 4.6375% and received 30-day LIBOR from the counterparty. In connection with the acquisition of eight facilities in June 2005 and one facility in July 2005, we obtained fixed-rate debt and terminated $151.0 million and $19.0 million of the forward interest rate swap and paid $2.4 million and $0.2 million, respectively. The termination


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

of the loan is recorded as a component of other comprehensive loss and amortized as additional interest expense over the term of the debt.

IMPACTS OF INFLATION

     Resident fees for the facilities we own or lease and management fees from facilities we manage for third parties are our primary source of revenue. These revenues are affected by the amount of monthly resident fee rates and facility occupancy rates. The rates charged are highly dependent on local market conditions and the competitive environment in which our facilities operate. Substantially all of our independent and assisted living residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than 12 or 13 months, or monthly, respectively, thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. We believe, however, that our ability to periodically adjust the monthly fee serves to reduce the adverse affect of inflation. In addition, employee compensation expense is a principal cost element of facility operations and is also dependent upon local market conditions. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes. At June 30, 2005, approximately $483.6 million of our indebtedness and lease payments bore interest at floating rates. We have mitigated $432.9 million of our exposure to floating rates by using $252.0 million of interest rate swaps and $180.9 million of interest rate caps under our lease arrangements. We plan to repay the remaining unhedged floating-rate debt with a portion of the proceeds of this offering. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on such debt.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our combined results of operations or financial condition. We have identified the following critical accounting policies that affect significant estimates and judgments.

SELF-INSURANCE LIABILITY ACCRUALS

     We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed facilities under a master insurance program, our current policy provides for deductibles of $1.0 million for each and every claim. As a result, we are effectively self-insured for most claims. In addition, we maintain a self-insured workers compensation program (with excess loss coverage of $0.5 million per individual claim) and a self-insured employee medical program (with excess loss coverage of $0.2 million to $0.3 million per individual claim). We are self-insured for amounts below these excess loss coverage amounts. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actuarial valuations, third-party administrator estimates, consultants, advice from legal counsel and industry data, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

TAX VALUATION ALLOWANCE

     We account for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. As of June 30, 2005 and December 31, 2004, we have a valuation allowance against deferred tax assets of approximately $92.4 million and $89.3 million, respectively. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase stockholder's equity in the period such determination is made. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

LEASE ACCOUNTING

     We determine whether to account for our leases as either operating or capital leases depending on the underlying terms. As of December 31, 2004, we operated 307 facilities under long-term leases with $2,904.3 million of operating and $107.6 million of capital and financing lease obligations. The determination of this classification is complex and in certain situations requires a significant level of judgment. Our classification criteria is based on estimates regarding the fair value of the leased facilities, minimum lease payments, our effective cost of funds, the economic life of the facility and certain other terms in the lease agreements. As stated in our combined financial statements included elsewhere in this prospectus, facilities under operating leases are accounted for in our statement of operations as lease expenses for actual rent paid plus or minus straight-line adjustments for fixed or estimated minimum lease escalators and amortization of deferred gains. For facilities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. Lease payments are allocated between principal and interest on the remaining base lease obligations and the lease asset is depreciated over the term of the lease. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale-leaseback transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.

     Two of our leases provide for various additional lease payments based on changes in the interest rates on the debt underlying the lease. All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the lease term, including the rent holiday period.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $2.7 million, $2.9 million and $7.6 million as of June 30, 2005, December 31, 2004 and December 31, 2003, respectively. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary. Changes in legislation are not expected to have a material impact on collections; however, changes in economic conditions could have an impact on the collection of existing receivable balances or future allowance considerations.

LONG-LIVED ASSETS AND GOODWILL

     As of June 30, 2005 and December 31, 2004, our long-lived assets were comprised primarily of $1,053.1 million and $557.3 million, respectively, of property, plant and equipment. In accounting for our long-lived assets, other than goodwill, we apply the provisions of SFAS No. 141, Business


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

Combinations, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Beginning January 1, 2002, we accounted for goodwill under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. As of June 30, 2005 and December 31, 2004, we had $9.0 million of goodwill.

     In determining the allocation of the purchase price of facilities to net tangible and identified intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. We allocate a portion of the purchase price to the value of leases acquired based on the difference between the facility valued with existing leases adjusted to market rental rates and the facility valued as if vacant.

     The determination and measurement of an impairment loss under these accounting standards requires the significant use of judgment and estimates. The determination of fair value of these assets utilizes cash flow projections that assume certain future revenue and cost levels, assumed cap and discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgment and estimation. Future events may indicate differences from management's current judgments and estimates, which could, in turn, result in impairment. Future events that may result in impairment charges include increases in interest rates, which would impact discount rates, differences in projected occupancy rates and changes in the cost structure of existing communities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS NO. 123, SHARE-BASED PAYMENT


     In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board (AB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For all companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of stock awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006 although early adoption is permitted. We adopted SFAS 123R in connection with our initial stock compensation grant of restricted stock effective August 2005. We expect additional compensation expense of $___________ million, assuming an offering price of $18.00 per share (the mid-point of the offering range). In addition, we paid a cash bonus of $6.4 million to the grantees to reimburse them for their Federal and state taxes incurred on the grant. Subsequent to this offering, we expect to grant $11.0 million of restricted stock to key employees that will vest over three to five years.


FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In December 2003, the "FASB" issued FIN 46R. This Interpretation addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities ("VIEs") as defined in the Interpretation.

     We developed and manage five facilities for third-party entities, for which we have guaranteed certain debt obligations and have the right to purchase or lease the facilities. We evaluated our relationship with the entities that own the facilities pursuant to FIN 46R, and determined they are VIEs, of which we are the primary beneficiary. We elected to adopt FIN 46R as of December 31, 2003 and accordingly, consolidated the entities as of December 31, 2003 in the accompanying financial statements. On March 1, 2005, we obtained legal title to four of the VIEs (The Meadows of Glen Ellyn, The Heritage of Raleigh, Trillium Place and The Hallmark of Creve Coeur facilities). As


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

these four VIEs were previously consolidated pursuant to FIN 46R, the legal acquisition of the facilities had minimal accounting impact. At June 30, 2005, The Hallmark, Battery Park City remains consolidated pursuant to FIN 46R.

OFF-BALANCE SHEET ARRANGEMENTS

     We have one joint venture with an affiliate of Northwestern which owns and operates two facilities, The Heritage of Southfield, Southfield, Michigan (which includes 217 units/beds) and The Devonshire of Mt. Lebanon, Mt. Lebanon (Pittsburgh), Pennsylvania (which includes 218 units/beds), which represents 1.7% of our total unit capacity. The venture partner made a first mortgage loan to a third facility owned by us, The Heritage at Gaines Ranch, Austin, Texas (which includes 208 units/beds) and the venture made a mezzanine loan of $12.7 million to the entity that owns the facility. Pursuant to the terms of the mezzanine loan, all net cash flow, including sale or refinancing proceeds, is payable to the venture. Pursuant to the terms of the venture agreements all net cash flow, including sale or refinancing proceeds, is distributed to the venture partner until it receives a 16% compounded return and then net cash flow is distributed 60% to the venture partner and 40% to us. Capital contributions, if any, are contributed 75% by the venture partner and 25% by us.

     We developed and managed eight facilities for a third party. In addition, we indemnified the owner for any federal or state tax liabilities associated with the ownership of the facilities. Three of the facilities were purchased in 2002 and in September 2003 they were sold or refinanced by the joint venture described above. As described above, effective December 31, 2003, the remaining five facilities (which include 1,104 units/beds) were consolidated in our financial statements pursuant to FIN 46R. Prior to purchasing and consolidating the facilities in our financial statements, we recorded management fees of 5% - 7% of gross revenues with respect to the facilities in our combined financial statements.

     As described above, on March 1, 2005, we purchased four of the facilities (which include 887 units/beds). We expect to purchase the fifth facility (which includes 217 units/beds) during the third quarter of 2005. Although the facilities were consolidated effective December 31, 2003, pursuant to FIN 46R, they were not included in our Federal and state income tax returns until we purchased them. On March 30, 2005, we obtained $182.0 million of first mortgage financing to refinance the existing indebtedness on the five facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are subject to market risks from changes in interest rates charged on our credit facilities used to finance acquisitions on an interim basis, floating-rate indebtedness and lease payments subject to floating rates. The impact on earnings and the value of our long-term debt and lease payments are subject to change as a result of movements in market rates and prices. As of December 31, 2004, we had approximately $371.0 million of long-term fixed rate debt, $107.6 million of capitalized lease obligations, and $2,904.3 million of operating lease obligations. As of December 31, 2004, our total fixed-rate debt and variable-rate debt outstanding had weighted-average interest rates of 7.63% and 7.60%, respectively.

     We do not expect changes in interest rates to have a material effect on earnings or cash flows since 100% of our debt and lease payments either have fixed rates or variable rates that are subject to swap agreements with major financial institutions to manage our risk.


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

     The following table presents future principal payment obligations and weighted-average interest rates as of June 30, 2005 associated with long-term debt instruments ($ in 000s).

                                     WEIGHTED
                                     AVERAGE                    EXPECTED MATURITY DATE -- YEAR ENDED DECEMBER 31,
                                     INTEREST              -----------------------------------------------------------
                                       RATE       TOTAL     2005     2006      2007      2008       2009    THEREAFTER
                                    ---------   --------   ------   ------   -------   --------   -------   ----------
Mortgage notes payable 2008
   through 2009 ................       6.42%    $ 24,377   $  265   $  470   $   480   $  6,740   $16,422    $     --
Mortgage Notes payable 2005
   through 2037 ................       8.45%      75,365      661    1,391     1,378      1,570    67,078       3,287
Mortgage notes payable
   through 2008 ................      6.615%     105,756       --       --        --    105,756        --          --
Mortgage notes payable
   through 2012 ................       5.37%     151,400       --       --        --         --        --     151,400
Loan payable through 2007 ......                  10,000    1,000    2,000     7,000         --        --          --
Construction and mezzanine
   loans .......................       8.14%     182,000       --       --        --    182,000        --          --
Capital and financing lease
   obligation ..................      11.83%      66,284       --       --        --         --        --      66,284
Mezzanine loan .................         (1)      12,739       --       --        --         --        --      12,739
Serial and term revenue bonds ..       7.36%       2,635       80      330       345        385       415       1,080
Notes payable-joint venture ....       9.00%       9,028      430    1,129     1,234      6,235        --          --
                                                --------   ------   ------   -------   --------   -------    --------
   Total Debt ..................                $639,584   $2,436   $5,320   $10,437   $302,686   $83,915    $234,790
                                                ========   ======   ======   =======   ========   =======    ========

----------
(1)  Payable to the extent of all available net cash flow (as defined).

NON-GAAP FINANCIAL MEASURES

     A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this prospectus, we define and use the non-GAAP financial measures Adjusted EBITDA, Cash Earnings and Facility Operating Income, as set forth below.

ADJUSTED EBITDA

Definition of Adjusted EBITDA

     We define Adjusted EBITDA as follows:

     Net income before:

     -    provision (benefit) for income taxes;

     -    non-operating (income) loss items;

     -    depreciation and amortization;

     -    straight-line rent expense (income);

     -    amortization of deferred entrance fees;

     -    and non-cash compensation expense; and including:

     -    entrance fee receipts and refunds.

Management's Use of Adjusted EBITDA

     We use Adjusted EBITDA to assess our overall financial and operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-


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

day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

     Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, straight-line rent expense (income), taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis. Adjusted EBITDA is also used by research analysts and investors to evaluate the performance of and value companies in our industry.

Limitations of Adjusted EBITDA

     Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to GAAP net income
(loss), include:

     - the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

     - depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

     An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

     Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Adjusted EBITDA to GAAP net income (loss), along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.


CASH FROM FACILITY OPERATIONS



Definition of Cash From Facility Operations



     We define Cash From Facility Operations as follows:


     Net cash provided by (used in) operating activities adjusted for:

     -    changes in operating assets and liabilities;

     -    deferred interest and fees added to principal;


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

     -    non refundable entrance fees;

     -    entrance fees disbursed;

     -    other; and

     -    recurring capital expenditures.


Management's Use of Cash From Facility Operations



     We use Cash From Facility Operations to assess our overall liquidity. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial and liquidity goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.



     This metric measures our liquidity based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Cash From Facility Operations is one of the metrics used by our senior management and board of directors (i) to review our ability to service our outstanding indebtedness, (including our credit facilities and long-terms leases), (ii) our ability to pay dividends to stockholders, (iii) our ability to make regular recurring capital expenditures to maintain and improve our facilities on a period-to-period basis and (iv) for planning purposes, including preparation of our annual budget. We expect our new credit facility to contain a concept similar to Cash From Facility Operations as part of a formula to calculate availability of borrowing under the credit facility. In addition, our operating leases and loan agreements generally contain provisions requiring us to make minimum annual capital expenditures. These agreements generally require us to escrow or spend a minimum of between $250 and $450 per unit/bed per year. Historically, we have spent in excess of these per unit/bed amounts; however, there is no assurance that we will have funds available to escrow or spend these per-unit/bed amounts in the future. If we do not escrow or spend the required minimum annual amounts, we would be in default of the applicable debt or lease agreement which could trigger cross default provisions in our outstanding indebtedness and lease arrangements.



Limitations of Cash From Facility Operations



     Cash From Facility Operations has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of cash flow from operations. Cash From Facility Operations does not represent cash available for dividends or discretionary expenditures, since we may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure. Material limitations in making the adjustments to our cash flow from operations to calculate Cash From Facility Operations, and using this non-GAAP financial measure as compared to GAAP operating cash flows, include:


     - the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

     - depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.


     We believe Cash From Facility Operations is useful to investors because it assists their ability to meaningfully evaluate (1) our ability to service our outstanding indebtedness, including our credit facilities and long-term leases,
(2) our ability to pay dividends to stockholders and (3) our ability to make regular recurring capital expenditures to maintain and improve our facilities.

     Cash From Facility Operations is not an alternative to cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Cash From Facility Operations as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Cash From Facility Operations to GAAP operating cash flow, along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Cash From Facility Operations is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Cash From Facility Operations measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.


FACILITY OPERATING INCOME

Definition of Facility Operating Income

     We define Facility Operating Income as follows:

     Net income before:

     -    provision (benefit) for income taxes;

     -    non-operating (income) loss items;

     -    depreciation and amortization;

     -    facility lease expense;

     -    general and administrative expense;

     -    compensation expense;

     -    amortization of deferred entrance fee revenue; and

     -    management fees.

Management's Use of Facility Operating Income

     We use Facility Operating Income to assess our facility operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-today facility performance because the items excluded have little or no significance on our day-to-day facility operations. This measure provides an assessment of revenue generation and expense management and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal facility financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

     Facility Operating Income provides us with a measure of facility financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, lease expense, taxation and interest expense associated with our capital structure. This metric measures our facility financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Facility Operating Income is one of the metrics used by our senior management and board of directors to review the financial performance of the business on a monthly basis. Facility Operating Income is also used by research analysts and investors to evaluate the performance of and value companies in our industry. In addition, Facility Operating Income is a common measure used in the industry to value the acquisition or sales price of facilities and is used as a measure of the returns expected to be generated by a facility.

Limitations of Facility Operating Income

     Facility Operating Income has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the


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

adjustments to our earnings to calculate Facility Operating Income, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

     - interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

     - depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

     An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position on a facility-by-facility basis. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Facility Operating Income is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Facility Operating Income as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Facility Operating Income to GAAP net income (loss), along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Facility Operating Income is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Facility Operating Income measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.


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

HISTORY

     The following is a graphic depiction of our ownership structure before and after the series of transactions described below:

                            PRE-COMBINATION STRUCTURE

                                  (FLOW CHART)

                           POST-COMBINATION STRUCTURE

                                  (FLOW CHART)


----------
(1) Consists of approximately 22.8% held by FIT-ALT Investor LLC ("FIT-ALT"), 34.5% held by Fortress Investment Trust II ("FIT II") and 17.1% held by Fortress Brookdale Acquisition LLC ("FBA"). Fortress Investment Holdings LLC ("FIH") has beneficial ownership of and control over all shares held by such entities by virtue of the following.



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


     Prior to the combination transaction, Fortress Investment Group LLC ("FIG"), a wholly-owned subsidiary of FIH, controlled each of BLC, Alterra, Fortress CCRC and FIT REN through its ability to exercise voting, financial and investment control over, and its economic interest in, each of Fortress Registered Investment Trust ("FRIT") and FIT II, which are wholly-owned subsidiaries of Fortress Investment Fund ("FIF") and Fortress Investment Fund II ("FIF II"), respectively. FRIT owned 50.51% of FBA, which owned 90.91% of BLC, and FIT II owned 100% of FIT-ALT, which owned 73.49% of FEBC-ALT Investors LLC, the indirect parent of Alterra. FIT II also owned 100% of Fortress CCRC and FIT REN. FIG controls FRIT and FIT II through contractual control relationships with and investment advisory control over each of FRIT and FIT II.



     Pursuant to various agreements, Fortress Fund MM LLC ("Fund MM") and Fortress Fund MM II LLC ("Fund MM II"), as managing member of FIF and FIF II, respectively, have "the full, exclusive and absolute right, power and authority to manage and control" each of FIF and FIF II, "and the property, assets, affairs and business thereof." In addition, "the formulation of investment policy" of FIF and FIF II is "vested exclusively" in each of Fund MM and Fund MM II, and "any and all rights, including voting rights, pertaining to any Portfolio Investments" (as defined in the agreements) "may be exercised only by" each of Fund MM and Fund MM II. In addition, pursuant to these agreements, the control vested in each of Fund MM and Fund MM II is irrevocably delegated to FIG, which serves as the managing member of each of these funds. Finally, FIG, through its wholly-owned subsidiary, FIG Advisors LLC, further exercises control over each of FRIT and FIT II in its capacity as investment advisor to each of these funds.


     We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra, which have been operating independently since 1986 and 1981, respectively. Fortress has been the majority owner of BLC since September 2000 and of Alterra since December 2003. In addition, we recently acquired, through affiliates of Fortress, 15 additional senior living facilities and two facilities which were sold in the third quarter of 2005, one of which we continue to manage. In June and July 2005, FIT REN purchased eight senior living facilities and one senior living facility, respectively, consisting of 1,261 units/beds from affiliates of Prudential Financial, Inc. for an aggregate purchase price of approximately $282.4 million, before closing costs. In April 2005, Fortress CCRC purchased eight senior living facilities with 3,238 units/beds from The National Benevolent Association of the Christian Church (Disciples of Christ), or the NBA, as debtor-in-possession under Chapter 11 of the U.S. bankruptcy code for an aggregate purchase price of approximately $181.4 million, before closing costs. Of these eight facilities, Fortress CCRC sold one on July 1, 2005 for $2.5 million, and one on September 14, 2005 for $9.0 million before closing costs. Subsequent to the acquisition of these facilities by FIT REN and Fortress CCRC, the facilities have been managed by affiliates of BLC. As described below, we acquired ownership of the properties purchased by FIT REN and Fortress CCRC in September 2005 at a price equal to the purchase price for which each of FIT REN and Fortress CCRC acquired the respective facilities. It is our intention to continue to own and manage the nine facilities originally purchased by FIT REN and six facilities originally purchased by Fortress CCRC, and to manage the facility that Fortress CCRC sold on July 1, 2005. In September 2005, the following series of transactions occurred:

     - A wholly-owned subsidiary of ours merged with and into BLC. In the merger, the stockholders of BLC, including affiliates of Fortress, an affiliate of Capital Z Partners and certain members of our management, received an aggregate of 20,000,000 shares of our common stock, representing 34.5% of our outstanding common stock prior to this offering, for all of their outstanding common stock of BLC. As a result of the merger, BLC became our wholly-owned subsidiary.

     - Alterra purchased from Fortress Investment Trust II, an affiliate of Fortress, all of the outstanding membership interests of FIT REN, which had recently acquired certain senior living facilities from Prudential Financial, Inc., as described in "--Acquisition and History of Alterra Healthcare Corporation," for an aggregate purchase price of approximately $282.4 million before closing costs (including the assumption of approximately $171.0 million of debt). As a result of the purchase, FIT REN became a wholly-owned subsidiary of Alterra and Fortress Investment Trust II became a member of FEBC-ALT Investors, Alterra's indirect parent company. In connection with the merger of FEBC-ALT Investors described below, Fortress Investment Trust II received 11,750,000 shares of our common stock, representing 20.3% of our outstanding common stock prior to this offering, for its interest in FIT REN.


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

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               AS OF JUNE 30, 2005
                            (UNAUDITED, IN THOUSANDS)


                                                      HISTORICAL
                                           BROOKDALE   BROOKDALE                                               INITIAL       PRO
                                             SENIOR    FACILITY                       OTHER                     PUBLIC     FORMA, AS
                                           LIVING(A)   GROUP(B)   ACQUISITIONS(C)  ADJUSTMENTS    PRO FORMA  OFFERING(D)   ADJUSTED
                                           ---------  ----------  ---------------  -----------   ----------  -----------  ----------
ASSETS:
Cash ....................................     $ 1     $   59,866      $    --      $ 11,500(M)   $   57,012   $  39,358   $   96,370
                                                                                    (14,355)(N)
Cash and investment-
   restricted ...........................      --         28,132           --            --          28,132          --       28,132
Accounts receivables, net ...............      --          7,724           --            --           7,724          --        7,724
Assets held for sale ....................      --         13,508           --       (11,500)(M)       2,008          --        2,008
Other current assets ....................      --         13,785           --            --          13,785          --       13,785
                                              ---     ----------      -------      --------      ----------   ---------   ----------
   Total current assets .................       1        123,015           --       (14,355)        108,661      39,358      148,019
Property plant and equipment, net .......      --      1,009,669       27,883            --       1,037,552      20,700    1,175,583
                                                                                                                117,331
Cash and investments restricted .........      --         35,449           --            --          35,449      (1,000)      34,449
Investments in unconsolidated
   ventures .............................      --         14,543           --            --          14,543          --       14,543
Deferred costs ..........................      --          8,458           --            --           8,458      (2,165)       6,293
Other assets ............................      --         43,005           --            --          43,005       1,006      114,121
                                                                                                                 70,110
                                              ---     ----------      -------      --------      ----------   ---------   ----------
   Total assets .........................     $ 1     $1,234,139      $27,883      $(14,355)     $1,247,668   $ 245,340   $1,493,008
                                              ===     ==========      =======      ========      ==========   =========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current portion of debt .................     $--     $    5,139      $    --      $     --           5,139   $  (1,796)  $    3,343
Trade accounts
   payable ..............................      --          7,959           --            --           7,959          --        7,959
Refundable entrance fees ................      --         24,492           --            --          24,492          --       24,492
Accrued expenses and other
   liabilities ..........................      --        113,492           --            --         113,492          --      113,492
                                              ---     ----------      -------      --------      ----------   ---------   ----------
   Total current liabilities ............      --        151,082           --            --         151,082      (1,796)     149,286
Mortgage and other indebtedness .........      --        568,161       19,600            --         587,761     (46,822)     540,939
Capitalized lease obligation ............      --         66,284           --            --          66,284          --       66,284
Deferred gains ..........................      --        128,675           --            --         128,675     (32,941)      95,734
Minority interest .......................      --         22,595           --            --          22,595     (22,595)          36
Other ...................................      --         51,608           --            --          51,608      (1,222)      45,170
                                                                                                                 (5,180)
                                              ---     ----------      -------      --------      ----------   ---------   ----------
   Total liabilities ....................      --        988,369       19,600            --         985,410    (125,515)     897,449
Shareholders' equity ....................       1        245,770        8,283       (14,355)(N)     262,258     355,860      595,559
                                              ---     ----------      -------      --------      ----------   ---------   ----------
   Total liabilities and shareholders'
      equity ............................     $ 1     $1,234,139      $27,883      $(14,355)     $1,247,668   $ 245,340   $1,493,008
                                              ===     ==========      =======      ========      ==========   =========   ==========


                             See accompanying notes.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2004
               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                 HISTORICAL     BROOKDALE                                               INITIAL
                                 BROOKDALE    FACILITY GROUP                   OTHER                    PUBLIC   PRO FORMA,
                                  FACILITY     TRANSACTION    ACQUISITIONS   PRO FORMA                 OFFERING      AS
                                 GROUP (A)   ADJUSTMENTS (B)       (C)      ADJUSTMENTS   PRO FORMA       (D)     ADJUSTED
                                 ----------  ---------------  ------------  -----------   ---------    --------  ----------
REVENUE:
Resident fees .................   $657,327      $  9,760       $116,759     $     --      $783,846     $     --   $783,846
Management fees ...............      3,545           648             --          250(I)      4,443                   4,443
Amortization of entrance
   fees .......................         --            --          1,953           --         1,953           --      1,953
                                  --------      --------       --------     --------      --------     --------   --------
   Total revenues .............    660,872        10,408        118,712          250       790,242           --    790,242
                                  --------      --------       --------     --------      --------     --------   --------
OPERATING EXPENSES:
Facility operating ............    415,169         5,968         83,508           --(F)    504,645           --    504,645
General and
   administrative .............     43,640            --          6,799        2,476(G)     52,915           --     52,915
Compensation expense ..........         --            --             --        5,028(H)      5,028                   5,028
Facility lease expense ........     99,997        80,382          1,008           --       181,387        1,121    182,508
Depreciation and
   amortization ...............     52,307       (25,039)        29,623        1,000(E)     57,891       13,944     71,835
                                  --------      --------       --------     --------      --------     --------   --------
   Total operating
      expenses ................    611,113        61,311        120,938        8,504       801,866       15,065    816,931
                                  --------      --------       --------     --------      --------     --------   --------
OPERATING INCOME ..............     49,759       (50,903)        (2,226)      (8,254)      (11,624)     (15,065)   (26,689)
Interest income ...............        637            --             --        1,515(K)      2,152           --      2,152
Interest expense:
   Debt .......................    (55 851        30,389        (16,196)         (83)(E)   (41,741)       3 982    (37,759)
   Capitalized lease
      obligation ..............     (7,783)           --             --           --        (7,783)          --     (7,783)
   Change in fair value of
      derivatives .............      3,176            --             --       (3,176)(J)        --           --         --
Gain (loss) on extinguishment
   of debt ....................      1,051            --             --         (788)(E)       263           --        263
Equity in earnings of
   unconsolidated ventures ....       (931)           --             --           --          (931)          --       (931)
Minority Interest .............     12,095            --             --           --        12,095      (12,095)        --
                                  --------      --------       --------     --------      --------     --------   --------
Other .........................       (114)           --             --           --          (114)          --       (114)
                                  --------      --------       --------     --------      --------     --------   --------
   Income (loss) before taxes .      2,039       (20,514)       (18,422)     (10,786)      (47,683)     (23,178)   (70,861)
Provision for income
   taxes ......................    (11,111)        7,190             --           --(L)     (3,921)          --     (3,921)
                                  --------      --------       --------     --------      --------     --------   --------
Income (loss) from continuing
   operations .................   $(9,072)      $(13,324)      $(18,422)    $(10,786)     $(51,604)    $(23,178)  $(74,782)
                                  ========      ========       ========     ========      ========     ========   ========
Weighted average shares
   outstanding ................
Income (loss) per
   share -- continuing
   operations .................                                                                                   $
                                                                                                                  ========


                             See accompaying notes.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE THREE MONTHS ENDED JUNE 30, 2005
              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                   HISTORICAL
                                    BROOKDALE                        OTHER                       INITIAL
                                    FACILITY                       PRO FORMA                     PUBLIC       PRO FORMA,
                                    GROUP(A)    ACQUISITIONS(C)   ADJUSTMENTS     PRO FORMA   OFFERING (D)   AS ADJUSTED
                                   ----------   ---------------   -----------     ---------   ------------   -----------
REVENUE
Resident fees ..................    $192,347        $11,929       $    --         $204,276      $    --       $204,276
Management fees ................         945             --            63(M)         1,008           --          1,008
Amortization of entrance fees ..           3             --            --                3           --              3
                                   ---------        -------       -------         --------      -------       --------
   Total revenues ..............     193,295         11,929            63          205,287           --        205,287
                                   ---------        -------       -------         --------      -------       --------
OPERATING EXPENSES:
Facility operating .............     122,483          6,892            --(F)       129,375           --        129,375
General and administrative .....      10,980            887           619(F),(G)    12,486           --         12,486
Compensation expense ...........          --             --         1,257(M)         1,257           --          1,257
Facility lease expense .........      47,091            248            --           47,339          224         47,563
Depreciation and
   amortization ................      10,208          2,906           (87)(E)       13,027        3,478         16,505
                                   ---------        -------       -------         --------      -------       --------
   Total operating expenses ....     190,762         10,933         1,789          203,484        3,702        207,186
                                   ---------        -------       -------         --------      -------       --------
Operating Income ...............       2,533            996        (1,726)           1,803       (3,702)        (1,899)
Interest income ................         680             --           587(K)         1,267           --          1,267
Interest Expense:
   Debt ........................      (8,913)        (1,984)          285(E)       (10,612)       1,003         (9,609)
   Capitalized lease
      obligation ...............      (2,275)            --            --           (2,275)          --         (2,275)
   Change in fair value of
      derivatives ..............          85             --           (85)(J)           --           --             --
Equity in earnings of
   unconsolidated ventures .....        (258)            --            --             (258)          --           (258)
Minority interest ..............       2,863             --            --            2,863       (2,863)            --
Other ..........................        (657)            --            --             (657)          --           (657)
                                   ---------        -------       -------         --------      -------       --------
   Income (loss) before taxes ..      (5,942)          (988)         (939)          (7,869)      (5,562)       (13,431)
Provision for income taxes .....         (19)            --            --(L)           (19)          --            (19)
                                   ---------        -------       -------         --------      -------       --------
Income (loss) from
   continuing operations .......   $  (5,961)       $  (988)      $  (939)        $ (7,888)     $(5,562)      $(13,450)
                                   =========        =======       =======         ========      =======       ========
Weighted average shares
   outstanding..................
                                                                                                              ========
Income (loss) per share--
   continuing operations........                                                                              $
                                                                                                              ========


                             See accompanying notes.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                         HISTORICAL
                                          BROOKDALE                        OTHER                       INITIAL
                                          FACILITY                       PRO FORMA                     PUBLIC       PRO FORMA,
                                          GROUP(A)    ACQUISITIONS(C)   ADJUSTMENTS     PRO FORMA   OFFERING (D)   AS ADJUSTED
                                         ----------   ---------------   -----------     ---------   ------------   -----------
REVENUE
Resident fees ........................    $366,459        $41,081       $    --         $407,540      $     --      $407,540
Management fees ......................       1,816             --           125(I)         1,941            --         1,941
Amortization of entrance fees ........           3            464            --              467            --           467
                                          --------        -------       -------         --------      --------      --------
   Total revenues ....................     368,278         41,545           125          409,948            --       409,948
                                          --------        -------       -------         --------      --------      --------
OPERATING EXPENSES:
Facility operating ...................     232,810         27,492            --(F)       260,302            --       260,302
General and administrative ...........      22,523          2,558         1,238(F),(G)    26,319            --        26,319
Compensation expense .................          --             --         2,514(H)         2,514            --         2,514
Facility lease expense ...............      93,593            500            --           94,093           447        94,540
Depreciation and amortization ........      15,803         10,424            41(E)        26,268         6,957        33,225
                                          --------        -------       -------         --------      --------      --------
   Total operating expenses ..........     364,729         40,974         3,793          409,496         7,404       416,900
                                          --------        -------       -------         --------      --------      --------
Operating Income .....................       3,549            571        (3,668)             452        (7,404)       (6,952)
Interest income ......................       1,376             --         1,173(K)         2,549            --         2,549
Interest Expense:
   Debt ..............................     (15,762)        (6,033)          622(E)       (21,173)        2,002       (19,171)
   Capitalized lease obligation ......      (4,551)            --            --           (4,551)           --        (4,551)
   Change in fair value of
      derivatives ....................       4,147             --        (4,147)(J)           --            --            --
Loss on extinguishment of debt .......        (453)            --          (172)(E)         (625)           --          (625)
Equity in earnings of
   unconsolidated ventures ...........        (445)            --            --             (445)           --          (445)
Minority Interest ....................       5,430             --            --            5,430        (5,430)           --
Other ................................        (903)            --            --             (903)           --          (903)
                                          --------        -------       -------         --------      --------      --------
   Income (loss) before taxes ........      (7,612)        (5,462)       (6,192)         (19,266)      (10,832)      (30,098)
Provision for income taxes ...........        (185)            --            --(L)          (185)           --          (185)
                                          --------        -------       -------         --------      --------      --------
Income (loss) from
   continuing operations .............    $ (7,797)       $(5,462)      $(6,192)        $(19,451)     $(10,832)     $(30,283)
                                          ========        =======       =======         ========      ========      ========
Weighted average shares outstanding...
                                                                                                                    ========
Income (loss) per share--
   continuing operations                                                                                            $
                                                                                                                    ========


                             See accompanying notes.

                          BROOKDALE SENIOR LIVING INC.

                 NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
      PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

(D)  INITIAL PUBLIC OFFERING ADJUSTMENTS -- BALANCE SHEET: (CONTINUED)


     The following table calculates the step-up in basis of individual assets and liabilities as of June 30, 2005 based on an offering price of $18.00 per share, the mid point of the range.



                                                                          PRO FORMA MINORITY
                                                HISTORICAL      FAIR         SHAREHOLDERS
                                                 VALUE(1)     VALUE(1)       ADJUSTMENT(2)
                                                ----------   ----------   ------------------
Current assets ..............................   $  123,015   $  123,015        $     --
Property, plant and equipment, net(3) .......    1,009,669    1,127,000         117,331
Deferred costs(4) ...........................        8,458        6,293          (2,165)
Goodwill(4) .................................        8,961       79,071          70,110
Long term asset .............................       84,036       84,036              --
                                                ----------   ----------        --------
Total Assets ................................   $1,234,139   $1,419,415        $185,276
                                                ==========   ==========        ========
Current liabilities .........................   $  151,082   $  151,082        $     --
Long term debt ..............................      634,445      634,445              --
Deferred gains(4) ...........................      128,675       95,734         (32,941)
Deferred lease liability(4) .................       20,236       15,056          (5,180)
Long term liabilities .......................       31,336       31,336              --
                                                ----------   ----------        --------
Total Liabilities ...........................      965,774       92,765         (38,121)
Minority lnterest(5) ........................       22,595       22,595              --
Stockholders' equity(5) .....................      245,770      469,167         233,397
                                                ----------   ----------        --------
Total Liabilities and Stockholders' Equity ..   $1,234,139   $1,419,415        $815,276
                                                ==========   ==========        ========


----------

(1) Represents the historical value and fair value of Brookdale and Alterra (entities included in the combined financial statements of the Brookdale Facility Group). These two companies have Minority Shareholders whose "owned interest" will reflect a step-up in basis.



(2) Represents the aggregate Minority Shareholders' percentage interest of 25.6%; (Fortress CCRC Portfolio and Prudential Portfolio have no Minority Shareholders) of the fair value over historical cost. The Minority Shareholders' interest in shareholders' equity has been adjusted to reflect the Minority Shareholders' fair value.


(3) Fair value was determined utilizing discounted cash flows derived from the operations of the facilities owned or leased within each company. The discount rates and cap rates used in the valuations are deemed by management to represent current market rates.

(4) The value of these assets and liabilities are deemed to have no fair value since they represent either non-cash historical activity, costs with no future benefit or no excess intangible value.


(5)  Reconciliation of stockholders' equity adjustment



Net proceeds from offering...................   $109,904
Minority step-up.............................    223,397
Reclass of minority interest.................     22,559
                                                --------
                                                $355,860
                                                ========

                          BROOKDALE SENIOR LIVING INC.

                 NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
      PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

(D)  INITIAL PUBLIC OFFERING ADJUSTMENTS -- STATEMENT OF OPERATIONS

The following represents adjustments to reflect the effect of the offering transactions on historical operations:


                                                                        SIX MONTHS     THREE MONTHS
                                                      YEAR ENDED          ENDED           ENDED
                                                  DECEMBER 31, 2004   JUNE 30, 2005   JUNE 30, 2005
                                                  -----------------   -------------   -------------
FACILITY LEASE EXPENSE:
Reflects net reduction in actual historical
lease expense from IPO related transactions:
Purchase of leased facilities .................        $(1,528)          $ (872)          $(436)
Repayment of lessor advances and costs ........           (351)            (177)            (88)
Adjustment for redesignation of interest rate
   swap to hedge floating rate lease payment...            706              350             175
Reduction in amortization of deferred gain
   related to minority interest step-up .......          2,294            1,146             573
                                                       -------           ------           -----
                                                       $ 1,121           $  447           $ 224
                                                       =======           ======           =====


DEPRECIATION AND AMORTIZATION EXPENSE:

     Depreciation and amortization expense reflects depreciation and amortization expense on purchased lease facilities with IPO proceeds and the Brookdale Facility Group minority ownership interest adjustment using the straight line method over our estimated useful lives.


                                             AMOUNT
                              ------------------------------------                                SIX       THREE
                                             MINORITY                                            MONTHS     MONTHS
                               PURCHASED   SHAREHOLDER;                           YEAR ENDED      ENDED      ENDED
                                LEASED       INTEREST                ESTIMATED   DECEMBER 31,   JUNE 30,   JUNE 30,
                              FACILITIES    ADJUSTMENT      TOTAL        LIFE        2004(3)     2005(3)    2005(3)
                              ----------   ------------   --------   ---------   ------------   --------   --------
Land ......................     $ 1,976      $  2,377     $  4,353        N/A      $    --       $   --     $   --
Buildings and
   improvements ...........      17,196        21,626       38,822   40 years          971          486        243
Furniture, fixtures and
   equipment ..............         593         2,986        3,579    7 years          512          256        128
Lease intangibles(1) ......         935         1,961        2,896     1 year        2,896        1,448        724
Operating lease
   costs(2) ...............          --        88,381       88,381         (2)       5,892        2,946      1,473
Alterra Minority
   Adjustment(3) ..........          --            --           --         --        4,217        2,108      1,054
Other .....................          --            --           --        N/A         (544)        (287)      (144)
                                -------      --------     --------                 -------       ------     ------
                                $20,700      $117,331     $138,031                 $13,944       $6,957     $3,478
                                =======      ========     ========                 =======       ======     ======


----------
(1) Reflects costs allocated to in-place tenant leases of each facility based upon a vacancy component. Costs allocated represent the fair value assigned to the in-place leases at the date of acquisition. We typically do not pay commissions or provide incentives in leasing our units. The individual leases were considered at market due to their short-term nature (one year or less in duration).

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

                             COMBINED BALANCE SHEETS
                  DECEMBER 31, 2004 AND 2003 AND JUNE 30, 2005
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                  DECEMBER 31,
                                                                 JUNE 30,    ---------------------
                                                                   2005        2004        2003
                                                               -----------   --------   ----------
                                                               (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents ...............................   $   59,866    $ 86,858   $   56,468
   Cash and investments -- restricted ......................       28,132      20,528       29,787
   Accounts receivable, net ................................        7,724       8,062        9,472
   Deferred income tax .....................................           --          --        2,925
   Assets held for sale ....................................       13,508       2,964       23,572
   Prepaid expenses and other, net .........................       13,785      16,891       18,554
                                                               ----------    --------   ----------
      Total current assets .................................      123,015     135,303      140,778
                                                               ----------    --------   ----------
Property, plant and equipment ..............................    1,053,181     557,293    1,434,789
Accumulated depreciation ...................................      (43,512)    (33,674)     (33,628)
                                                               ----------    --------   ----------
      Property, plant and equipment, net ...................    1,009,669     523,619    1,401,161
                                                               ----------    --------   ----------
Cash and investments-- restricted ..........................       35,449      27,459       24,975
Investment in unconsolidated ventures ......................       14,543      14,805       19,484
Goodwill ...................................................        8,961       8,961       44,650
Lease security deposit .....................................       26,862      26,233        6,824
Other, net .................................................       15,640      10,245       18,710
                                                               ----------    --------   ----------
      Total assets .........................................   $1,234,139    $746,625   $1,656,582
                                                               ==========    ========   ==========
LIABILITIES AND OWNERS' EQUITY
Current liabilities:
   Current portion of debt .................................   $    5,139    $  3,888   $  113,315
   Current portion of debt on assets held for sale .........           --          --       20,577
   Unsecured line of credit ................................           --          --       15,400
   Trade accounts payable ..................................        7,959       7,437        6,588
   Accrued expenses ........................................       81,068      77,333       73,146
   Refundable entrance fees ................................       25,126          --           --
   Tenant refundable entrance fees and security deposits ...       15,666      14,756       11,793
   Deferred revenue ........................................       16,124      14,588       15,191
   Other ...................................................           --          --       11,833
      Total current liabilities ............................      151,082     118,002      267,843
Long-term debt, less current portion .......................      634,445     367,149      895,444
Deferred gains .............................................      128,675     138,402        9,886
Deferred lease liability ...................................       20,236       9,527        4,939
Deferred income taxes ......................................           --          --       51,365
Other ......................................................       31,336      42,055       33,779
                                                               ----------    --------   ----------
      Total liabilities ....................................      965,774     675,135    1,263,256
                                                               ----------    --------   ----------
Minority interests .........................................       22,595      31,399      155,582
                                                               ----------    --------   ----------
Commitments and contingencies ..............................
OWNERS' EQUITY:
   Equity ..................................................      251,096      40,091      237,744
Accumulated other comprehensive loss .......................       (5,326)         --           --
                                                               ----------    --------   ----------
      Total owners' equity .................................      245,770      40,091      237,744
                                                               ----------    --------   ----------
      Total liabilities and owners' equity .................   $1,234,139    $746,625   $1,656,582
                                                               ==========    ========   ==========


            See accompanying notes to combined financial statements.

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

                        COMBINED STATEMENTS OF OPERATIONS
                YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 AND
                THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                 (IN THOUSANDS)


                                                            THREE MONTHS           SIX MONTHS
                                                           ENDED JUNE 30,        ENDED JUNE 30,        YEARS ENDED DECEMBER 31,
                                                        -------------------   -------------------   ------------------------------
                                                          2005       2004       2005       2004       2004       2003       2002
                                                        --------   --------   --------   --------   --------   --------   --------
                                                            (Unaudited)           (Unaudited)
REVENUE
   Resident fees ....................................   $192,347   $162,638   $366,459   $317,221   $657,327   $217,216   $156,894
   Management fees ..................................        945        582      1,816      1,632      3,545      5,368      4,622
   Amortization of deferred entrance fee revenue ....          3         --          3         --         --         --         --
                                                        --------   --------   --------   --------   --------   --------   --------
      Total revenue .................................    193,295    163,220    368,278    318,853    660,872    222,584    161,516
                                                        --------   --------   --------   --------   --------   --------   --------

EXPENSES
   Facility operating, excluding depreciation and
      amortization of $9,337, $13,432, $14,029,
      $27,270, $48,885, $20,388 and $11,799,
      respectively ..................................    122,483    101,900    232,810    201,710    415,169    133,119     92,980
   General and administrative .......................     10,980     10,137     22,523     20,485     43,640     15,997     12,540
   Facility lease expense ...........................     47,091     20,665     93,593     38,490     99,997     30,744     31,003
   Depreciation and amortization ....................     10,208     14,382     15,803     28,979     52,307     22,480     13,708
                                                        --------   --------   --------   --------   --------   --------   --------
      Total operating expenses ......................    190,762    147,084    364,729    289,664    611,113    202,340    150,231
                                                        --------   --------   --------   --------   --------   --------   --------
      Income from operations ........................      2,533     16,136      3,549     29,189     49,759     20,244     11,285
Interest income .....................................        680        159      1,376        414        637     14,037     18,004
Interest expense:
   Debt .............................................    (11,188)   (17,443)   (20,313)   (35,532)   (63,634)   (25,106)    (9,490)
   Change in fair value of derivatives ..............         85      7,951      4,147      5,119      3,176         --         --
Loss from sale of properties ........................         --         --         --         --         --    (24,513)        --
Gain (loss) on extinguishment of debt ...............         --         --       (453)        --      1,051     12,511         --
Equity in earnings (loss) of unconsolidated ventures,
   net of minority interest $(7), $(6), $(6), $11,
   and $--, respectively ............................       (258)       (97)      (445)      (470)      (931)       318        584
Other ...............................................       (657)       (76)      (903)    (1,050)      (114)        --         --
                                                        --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes ...................     (8,805)     6,630    (13,042)    (2,330)   (10,056)    (2,509)    20,383
(Provision) benefit for income taxes ................        (19)    (4,294)      (185)    (3,581)   (11,111)      (139)    (8,666)
                                                        --------   --------   --------   --------   --------   --------   --------
Income (loss) before minority interest ..............     (8,824)     2,336    (13,227)    (5,911)   (21,167)    (2,648)    11,717
Minority interest ...................................      2,939         46      5,471      4,866     11,734      1,284     (5,262)
Income (loss) before discontinued operations and
   cumulative effect of a change in accounting
   principle ........................................     (5,885)     2,382     (7,756)    (1,045)    (9,433)    (1,364)     6,455
Gain (loss) on discontinued operations, net .........          4       (206)       (31)      (616)      (361)      (322)        --
Cumulative effect of a change in accounting
   principle, net of income taxes of $4,460 .........         --         --         --         --         --     (7,277)        --
                                                        --------   --------   --------   --------   --------   --------   --------
      Net income (loss) .............................   $ (5,881)  $  2,176   $ (7,787)  $ (1,661)  $ (9,794)  $ (8,963)  $  6,455
                                                        ========   ========   ========   ========   ========   ========   ========


            See accompanying notes to combined financial statements.

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

                      COMBINED STATEMENTS OF OWNERS' EQUITY
                YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 AND
                         SIX MONTHS ENDED JUNE 30, 2005
                                 (IN THOUSANDS)


                                                                     ACCUMULATED
                                                                        OTHER         TOTAL
                                                                    COMPREHENSIVE    OWNERS'
                                                          EQUITY        (LOSS)        EQUITY
                                                        ---------   -------------   ---------
BALANCES AT JANUARY 1, 2002 .........................   $ 177,352      $    --      $ 177,352
Net income ..........................................       6,455        6,455             --
                                                        ---------      -------      ---------
BALANCES AT DECEMBER 31, 2002 .......................     183,807           --        183,807
Combination of Alterra ..............................      62,900           --         62,900
Net loss ............................................      (8,963)          --         (8,963)
                                                        ---------      -------      ---------
BALANCES AT DECEMBER 31, 2003 .......................     237,744           --        237,744
Dividends ...........................................    (190,253)          --       (190,253)
Net loss ............................................      (9,794)          --         (9,794)
Tax effect of pre-fresh start accounting net
   operating loss carryforward ......................       2,394           --          2,394
                                                        ---------      -------      ---------
BALANCES AT DECEMBER 31, 2004 .......................      40,091           --         40,091
Dividends ...........................................     (20,000)          --        (20,000)
Purchase of non controlling Interest in Alterra .....      47,979           --         47,979
Combination of Fortress CCRC LLC and FIT REN LLC ....     190,813       (2,418)       188,395
Net loss ............................................      (7,787)          --         (7,787)
Unrealized loss on derivative .......................          --       (2,908)        (2,908)
                                                        ---------      -------      ---------
BALANCES AT JUNE 30, 2005 ...........................   $ 251,096      $(5,326)     $ 245,770
                                                        =========      =======      =========


            See accompanying notes to combined financial statements.

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

                        COMBINED STATEMENTS OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 AND
                     SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                 (IN THOUSANDS)


                                                       SIX MONTHS
                                                     ENDED JUNE 30,       YEARS ENDED DECEMBER 31,
                                                   -----------------   -----------------------------
                                                     2005      2004      2004       2003       2002
                                                   -------   -------   --------   --------   -------
                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) ..............................   $(7,787)  $(1,661)  $ (9,794)  $ (8,963)  $ 6,455
Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
      Loss on sale of properties ...............        --        --         --     24,513        --
      Loss (gain) on extinguishment of debt ....       453        --     (1,051)   (12,511)       --
      Cumulative effect of a change in
         accounting principle ..................        --        --         --      7,277        --
      Depreciation and amortization ............    15,803    28,979     52,307     22,480    13,708
      Minority interest ........................    (5,471)   (4,866)   (11,734)    (1,284)    5,262
      Equity in (earnings) loss of
         unconsolidated ventures, net ..........       445       470        931       (318)     (584)
      (Income) loss on discontinued
         operations ............................        31       616        842        751        --
      Amortization of deferred gain ............    (4,585)     (270)    (2,260)      (539)     (230)
      Amortization of entrance fees ............        (3)       --         --         --        --
      Proceeds from deferred entrance fee
         revenue ...............................       273        --         --         --        --
      Deferred income taxes provision
         (benefit) .............................       185     3,581     10,630       (290)    8,666
      Change in deferred lease liability .......    11,975      (124)     4,588      1,102     3,837
      Change in fair value of derivatives ......    (4,147)   (5,119)    (3,176)        --        --
      Long-term debt deferred interest and
         subsequent fee added to principal,
         net of $--, $1,059, $2,342, $2,176
         and $-- paid, respectively ............        --       126      1,380        798     1,088
   Changes in operating assets and
      liabilities:
      Accounts receivable, net .................       338     1,179      1,457        887      (396)
      Prepaid expenses and other assets, net ...     1,444      (916)     1,057      1,146    (2,461)
      Accounts payable and accrued
         expenses ..............................     2,113    (2,251)     3,865     (1,901)    2,115
      Tenant refundable entrance fees and
         security deposits .....................     1,157     1,371      1,938         13     1,268
      Other ....................................      (663)   (4,077)      (852)       950       917
                                                   -------   -------   --------   --------   -------
         Net cash provided by operating
            activities .........................    11,561    17,038     50,128     34,111    39,645
                                                   -------   -------   --------   --------   -------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of leased facility ..............        --       265        265         --        --
   Increase in lease security deposits and
      lease acquisition deposits, net ..........      (180)       --        (70)    (6,518)   (7,730)

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
                                 (IN THOUSANDS)

1.   ORGANIZATION


     These combined financial statements include the accounts of Brookdale Living Communities, Inc, ("BLC") a wholly-owned subsidiary of Fortress Brookdale Acquisition LLC, ("FBA") and effective December 1, 2003, Alterra Healthcare Corporation ("Alterra" or "Successor Alterra"), a wholly-owned subsidiary of FEBC ALT Investors, LLC ("FEBC"), effective April 6, 2005, Fortress CCRC Acquisition LLC ("Fortress CCRC"), a wholly-owned subsidiary of Fortress Investment Trust II ("FIT II") (collectively referred to as the "Brookdale Facility Group"), and effective June 21, 2005, FIT REN LLC ("FIT REN"), a wholly-owned subsidiary of FIT II. All entities are indirectly controlled by affiliates of Fortress Investment Group ("FIG") and as such are presented on a combined basis due to their common control. We provide services to the elderly through facilities located in urban and suburban areas of major metropolitan markets in the United States and operate within three business segments: retirement centers, free standing assisted living and management services.



     These combined statements are presented on a combined basis due to that fact that FIG, controlled each of BLC, Alterra, Fortress CCRC and FIT REN through its voting, financial and investment control over Fortress Registered Investment Trust ("FRIT"), and FIT II. FRIT owned 50.51% of FBA, which owned 100% and 90.1% of BLC as of December 31, 2004 and August 2005, respectively. FIT II owned 100% of each of Fortress CCRC, FIT REN and FIT-ALT Investor LLC ("FIT-ALT"), which owned 73.49% of FEBC, the indirect parent of Alterra, as of August 2005 (as of December 31, 2004, FIT II owned 50% of FEBC and had the right to appoint a majority of the members of the FEBC board).



     FIG exercises control over FRIT and FIT II through contractual control relationships with, and investment advisory control over each of FRIT and FIT
II. FRIT and FIT II are wholly-owned subsidiaries of Fortress Investment Fund ("FIF") and Fortress Investment Fund II ("FIF II"), respectively. Pursuant to various agreements, Fortress Fund MM LLC ("Fund MM") and Fortress Fund MM II LLC ("Fund MM II"), as managing member of FIF and FIF II, respectively, have "the full, exclusive and absolute right, power and authority to manage and control" each of FIF and FIF II, "and the property, assets, affairs, and business thereof." In addition, "the formulation of investment policy" of FIF and FIF II is "vested exclusively" in each of Fund MM and Fund MM II, and "any and all rights, including voting rights, pertaining to any Portfolio Investments" (as defined in the agreements) "may be exercised only by" each of Fund MM and Fund MM II. In addition, pursuant to these agreements, the control vested in each of Fund MM and Fund MM II is irrevocably delegated to FIG, which serves as the managing member of each of these funds. Finally, FIG, through its wholly-owned subsidiary, FIG Advisors LLC, further exercises control over each of FRIT and FIT II in its capacity as investment advisor of each of these funds.



     As set forth in the preceding paragraphs, since FIG controls more than 50 percent of the voting ownership interest of BLC, Alterra, Fortress CCRC and FIT REN, pursuant to EITF Opinion No. 02-5 Definition of "Common Control" in relation to FASB Statement No. 141, the Company is presenting combined financial statements.


BLC

     BLC was incorporated in Delaware on September 4, 1996 and commenced operations upon completion of its initial public offering (the "IPO") which closed on May 7, 1997. During the year ended December 2000, FBA acquired the outstanding stock of BLC in an all cash transaction and Health Partners, a Bermuda exempted partnership ("Health Partners") agreed to contribute its

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

              NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2004
                                 (IN THOUSANDS)

FORTRESS CCRC PORTFOLIO

     On April 5, 2005, an affiliate of FIT II, Fortress CCRC Acquisition LLC ("Fortress CCRC"), purchased eight facilities for a combined purchase price of $210,464, including closing costs and including the assumption of $24,397 of refundable entrance fee obligations, which were allocated $199,461 to real estate and $11,003 to lease intangibles. Fortress CCRC is expected to be contributed to BSL in exchange for common shares.

     Two facilities are held for sale (see note 14).

PRUDENTIAL PORTFOLIO


     On June 21, 2005 FIT REN LLC ("FIT REN") purchased eight facilities for an aggregate of $257,964, including closing costs, which was allocated as follows:
$251,912 to real estate and $6,052 to lease intangibles. In connection with the purchase FIT REN obtained $151.4 million of first mortgage financing. Prior to the acquisition FIT REN entered into a $170.0 million forward swap of which $151.0 million was attributed to the eight facilities. At closing FIT REN terminated $151.0 million of the forward swap and incurred a loss of $2,418. The loss is included in other comprehensive loss and will be amortized as an adjustment to interest expense over the term of the hedged debt. A ninth facility was acquired July 22, 2005 (see note 15).


     FIT is expected to contribute its membership interests in FIT REN to Alterra in exchange for common shares of BSL.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented on a combined historical cost basis ("GAAP").


     For financial reporting purposes the non-controlling shareholders or members have been presented as minority interest. Upon consummation of the offering the minority interests will be consolidated as shareholders and their interest reflected at fair value in accordance with SFAS No. 141 Business Combinations


     The accompanying unaudited combined financial statements as of June 30, 2005 and for the three and six months ended June 30, 2005 and 2004 have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All amounts included in the notes to the combined financial statements, referring to June 30, 2005 and 2004 and the three and six months then ended are unaudited. Operating results for the three and six month periods ending June 30, 2005 are not necessarily indicative of the results that maybe expected for the year ending December 31, 2005.

PRINCIPLES OF COMBINATION

     The combined financial statements include the accounts of BLC and Alterra (commencing December 1, 2003) and their majority-owned subsidiaries and effective April 5, 2005 and June 21,

                            BROOKDALE FACILITY GROUP
                              (PREDECESSOR COMPANY)

              NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2004
                                 (IN THOUSANDS)

----------
(1) River Bay Club debt assumed includes $13,222 of debt due February 2004 and secured by a restricted cash deposit of $14,023 at December 31, 2003. On February 2, 2004, the lease security deposit was returned to the Company and the corresponding debt was repaid.

5.   ASSETS SOLD OR HELD FOR SALE

     Three facilities were designated as assets held for sale as of June 30, 2005 (see note 14). In the period from December 1, 2003 to December 31, 2003 nine facilities were sold or disposed of and approximately $28.6 million in debt was repaid or was assumed by the buyer. In the year ending December 31, 2004, thirteen facilities were sold or disposed, two land parcels were sold and approximately $6.7 million in debt was repaid. As of December 31, 2004, five facilities are held for sale. We have presented separately as discontinued operations in all periods, the results of operations for all consolidated assets disposed of or held for sale through June 30, 2005.

     The following table represents operating information included in the loss on discontinued operations in the consolidated statements of operations for the three and six months ended June 30 and the years ended December 31 are as follows:


                                 THREE MONTHS       SIX MONTHS
                                    ENDED              ENDED
                                   JUNE 30,          JUNE 30,         DECEMBER 31,
                               ---------------   ----------------   ----------------
                                2005     2004     2005      2004      2004     2003
                               ------   ------   ------   -------   -------   ------
                                 (UNAUDITED)        (UNAUDITED)
Revenues ...................   $2,705   $5,384   $3,220   $13,380   $15,265   $2,669
Operating expenses .........    2,862    5,802    3,579    14,102    16,533    3,059
                               ------   ------   ------   -------   -------   ------
Operating loss .............     (157)    (418)    (359)     (722)   (1,268)    (390)
Loss on debt
   extinguishment ..........       --       --       --        --        --     (580)
Gain (loss) on sale or
   disposal of residences ..      338     (266)     424    (1,329)       65     (102)
Minority Interest ..........      (76)     206      (41)      616       361      321
                               ------   ------   ------   -------   -------   ------
(Provision) benefit for
   income taxes ............     (101)     272      (55)      819       481      429
                               ------   ------   ------   -------   -------   ------
   Income (loss) on
      discontinued
      operations ...........   $    4   $ (206)  $  (31)  $  (616)  $  (361)  $ (322)
                               ======   ======   ======   =======   =======   ======


     There are a number of factors that may affect the timing of a sale and the sale price that will ultimately be achieved for these facilities, including, among other things, the following: potential increased competition from any other facilities in the area, the relative attractiveness of the facilities for investment purposes, interest rates, the actual operations of the residence, and the ability to retain existing residents and attract new residents. As a result, there is no assurance as to what price will ultimately be obtained upon a sale of these facilities or the timing of such a sale. The estimated fair value of the assets held for sale is reflected in current assets and the outstanding debt related to the assets held for sale is reflected in current liabilities on the consolidated balance sheets.


                                      F-46